The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

November 21, 2005

Office of International Corporate Finar[redacted]
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Financial Results for the First Half Fiscal Year 2005
Explanatory Material 1st Half Fiscal Year 2005, ended on September 30, 2005

Establishment of a Subsidiary for issuance of Non-dilutive Preferred Securities

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

dlw 11/23

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name: Tsukasa Tanigawa
Title: Joint General Manager

COMPANY INFORMATION

The Sumitomo Trust & Banking Co., Ltd.

4-4, Marunouchi 1-chome,Chiyoda-ku, TOKYO 100-8233 JAPAN

Nov. 21, 2005

Financial Results for the First Half Fiscal Year 2005

The Sumitomo Trust and Banking Company, Limited ("the Bank" hereafter) announces its financial results for fiscal year 2005 ended September 30, 2005 and forecasts for full fiscal year 2005 ending March 31, 2006. The financial summary is stated as below.

Financial Results for the First Half Fiscal Year 2005 <under Japanese GAAP>

Half Years ended September 30	Millions of Yen, except for percentages			Millions of U.S. Dollars
	2005 (unaudited)	2004	% change	2005
<Consolidated>				
Ordinary Income	376,643	237,749	58.4	3,326.6
Net Ordinary Income	87,910	64,398	36.5	776.5
Net Income	53,717	48,788	10.1	474.4
Total Assets	18,355,615	16,670,307	10.1	162,123.4
Total Stockholders' Equity	982,883	826,146	19.0	8,681.2
Per Share	Yen		change	U.S. Dollars
Net Income	32.23	30.98	1.25	0.28
Net Income (fully diluted)	32.22	29.27	2.95	0.28
Stockholders' Equity	588.41	495.85	92.56	5.20
	%		change	
BIS Capital Adequacy Ratio	11.16 (preliminary)	13.24	(2.08)	
Cash Flows	Millions of Yen			Millions of U.S. Dollars
Cash Flows from Operating Activities	885,380	1,048,879		7,820.0
Cash Flows from Investing Activities	(763,027)	(1,205,632)		(6,739.3)
Cash Flows from Financing Activities	(54,971)	80,292		(485.5)
Cash and Cash Equivalents at the First Half Fiscal Year	220,778	439,957		1,950.0

Notes : 1. This financial information is summarized translations of the brief financial statements (*Kessan Tanshin*) and explanatory material.

2. U.S. dollar amounts are converted, for convenience only, at 113.22 yen per dollar (Interbank rate in Tokyo at September 30, 2005).

3. All amounts less than one million yen are presented on a rounding down basis.

4. Average number of shares during the fiscal (half) year ended :
   September 30, 2005: Common Stock 1,666,720,295 ; Preferred Stock -
   September 30, 2004: Common Stock 1,574,581,757 ; Preferred Stock 55,025,714
   March 31, 2005 : Common Stock 1,616,816,792 ; Preferred Stock 29,629,230
5. Number of issued shares as of :
   September 30, 2005: Common Stock 1,670,414,289 ; Preferred Stock -
   September 30, 2004: Common Stock 1,666,124,770 ; Preferred Stock -
   March 31, 2005 : Common Stock 1,666,072,412 ; Preferred Stock -
6. Consolidation and Application of the Equity Method

(1)Consolidated Companies	21	Companies
(newly consolidated)	3	Companies
(excluded)	1	Company
(2)Companies Accounted for by the Equity Method	9	Companies
(newly accounted for by the Equity Method)	-	Company
(excluded)	-	Company

Half Years ended September 30	Millions of Yen, except for percentages 2005 (unaudited)	2004	% change	Millions of U.S. Dollars 2005
<Non-consolidated>				
Ordinary Income	263,332	227,751	15.6	2,325.8
Net Ordinary Income	76,912	58,860	30.7	679.3
Net Income	49,737	46,303	7.4	439.3
Total Assets	18,008,333	16,805,070	7.2	159,056.1
Total Stockholders' Equity	970,505	830,442	16.9	8,571.9
Per Share	Yen		change	U.S. Dollars
Net Income	29.84	29.41	0.43	0.26
Net Income (fully diluted)	29.82	27.78	2.04	0.26
Interim Dividends [Common Stock]	6.00	-	6.00	0.05
Stockholders' Equity	581.00	498.43	82.57	5.13
	%		change	
Equity to Total Assets Ratio	5.4	4.9	0.5	

The Sumitomo Trust & Banking Co., Ltd.

Nov. 21, 2005

Income Forecasts for Fiscal Year 2005

	Millions of Yen Full Fiscal Year
<Consolidated>	
Ordinary Income	730,000
Net Ordinary Income	155,000
Net Income	95,000
	Yen
Net Income per Share	56.87

	Millions of Yen Full Fiscal Year
<Non-consolidated>	
Ordinary Income	500,000
Net Ordinary Income	135,000
Net Income	85,000
	Yen
Net Income per Share	50.89
Dividends per Share [Common Stock]	12.00

Note : Income forecasts are based on information, which is available at this moment, and assumptions of uncertain factors, which may effect on future operating results. Actual results may differ materially from those forecasts depending on various future events.

For further information, please contact Koichi Onaka / Financial Management Department at 03-3286-8354 by phone, 03-3286-4654 by facsimile, or e-mail: onaka@sumitomotrust.co.jp.

Consolidated Balance Sheets

(Millions of Yen)

	Sep-05 (unaudited)	Sep-04	Change	Mar-05
Assets:				
Cash and Due from Banks	418,948	637,145	(218,197)	432,183
Call Loans and Bills Bought	192,107	137,031	55,076	85,255
Commercial Paper and Other Debt Purchased	272,866	154,566	118,299	219,782
Trading Assets	285,912	283,863	2,049	282,812
Money Held in Trust	13,344	2,000	11,344	2,000
Investment Securities	5,435,630	4,970,720	464,910	4,587,489
Loans and Bills Discounted	9,719,159	8,728,627	990,531	9,013,920
Foreign Exchanges	3,990	9,776	(5,785)	7,397
Other Assets	1,185,997	1,246,245	(60,247)	790,045
Premises and Equipment	111,019	107,537	3,481	106,826
Deferred Tax Assets	34,869	130,438	(95,569)	80,327
Goodwill	8,718	-	8,718	-
Customers' Liabilities for Acceptances and Guarantees	735,575	356,083	379,491	399,099
Reserve for Possible Loan Losses	(62,524)	(90,701)	28,176	(80,806)
Reserve for Losses on Investment Securities	-	(3,027)	3,027	(17,958)
Total Assets	18,355,615	16,670,307	1,685,307	15,908,374
Liabilities:				
Deposits	9,885,884	9,049,638	836,246	9,130,196
Negotiable Certificates of Deposit	1,857,570	1,316,535	541,034	1,487,025
Call Money and Bills Sold	362,093	94,873	267,219	301,937
Payables under Repurchase Agreements	1,238,746	1,739,466	(500,719)	936,658
Collateral for Lending Securities	213,332	244,661	(31,329)	53,507
Trading Liabilities	35,906	39,257	(3,351)	51,817
Borrowed Money	369,854	160,680	209,173	160,608
Foreign Exchanges	16	6,782	(6,765)	903
Short-term Corporate Bonds	82,100	-	82,100	-
Corporate Bonds	339,100	412,200	(73,100)	388,100
Borrowed Money from Trust Account	1,594,606	1,409,181	185,425	1,473,736
Other Liabilities	527,388	909,604	(382,216)	515,675
Reserve for Employee Bonuses	5,337	4,081	1,255	4,371
Reserve for Employee Retirement Benefits	9,998	2,538	7,459	2,551
Deferred Tax Liabilities	43	250	(207)	40
Deferred Tax Liabilities on Revaluation Reserve for Land	6,539	6,627	(87)	6,613
Negative Goodwill	-	829	(829)	553
Acceptances and Guarantees	735,575	356,083	379,491	399,099
Total Liabilities	17,264,092	15,753,294	1,510,798	14,913,397
Minority Interest	108,638	90,866	17,771	85,250
Stockholders' Equity:				
Capital Stock	287,053	287,053	-	287,053
Capital Surplus	240,472	240,472	-	240,472
Retained Earnings	313,501	231,527	81,973	279,966
Revaluation Reserve for Land, Net of Tax	(3,633)	(3,530)	(102)	(3,551)
Net Unrealized Gains on Available-for-Sale Securities, Net of Tax	151,986	80,701	71,285	116,628
Foreign Currency Translation Adjustment	(5,221)	(5,643)	422	(6,376)
Treasury Stock	(1,274)	(4,433)	3,158	(4,466)
Total Stockholders' Equity	982,883	826,146	156,736	909,726
Total Liabilities, Minority Interest and Stockholders' Equity	18,355,615	16,670,307	1,685,307	15,908,374

Notes to Consolidated Balance Sheets at the end of the First Half Fiscal Year 2005

1. Trading Assets and Liabilities

Transactions for "Trading Purposes" (purposes for seeking to capture gains arising from short-term changes in interest rates, currency exchange rates, commodity prices in markets or securities prices in markets and other market-related indices or from differences between markets) are included in "Trading Assets" and "Trading Liabilities" on a trade date basis.

Trading account securities and monetary claims are stated at market value of the balance sheets date and financial derivatives for trading purposes, such as swaps, futures or options, are valued on the assumption that they are settled at the balance sheets date.

2. Investment Securities

Held-to-maturity debt securities are carried at amortized cost, using the moving average method. Equity securities issued by subsidiaries and affiliated companies those are not consolidated or accounted for using the equity method are stated at moving average cost.

Japanese stocks classified as available-for-sale securities with fair market value are revalued at the average fair market value of the final month of the interim period. Securities other than Japanese stocks classified as available-for-sale securities with fair market value are revalued at the fair market value on the end of the interim period.

Available-for-sale securities without fair market value are carried at cost or amortized cost using moving average method.

Net unrealized gains (losses) on available-for-sale securities, net of tax are recorded as a separate component of stockholders' equity and its amount is reported on the consolidated balance sheets.

3. Issuance Costs of Bonds and Discounts of Bonds

Issuance costs of bonds are charged to expenses when incurred. Discount of bonds are deferred and amortized using the straight-line method over the lives of the bonds.

4. Reserve for Possible Loan Losses

For the Bank, reserve for possible loan losses is provided as detailed below, pursuant to the internal rules for self-assessment of asset quality and internal rules regarding reserve for possible credit losses.

For claims to debtors who are legally bankrupt (due to bankruptcy, subject to the Japanese Civil Rehabilitation Law, suspension of transactions with banks by the rules of clearinghouses, etc.) or virtually bankrupt, the specific reserve is provided based on the amount of claims, after direct deduction described below, net of the amount expected to be collected through the disposal of collateral or execution of guarantees.

For claims to debtors who are likely to become bankrupt, a specific reserve is provided based on the amount considered to be necessary by on an overall solvency assessment, on net amounts expected to be collected through the disposal of collateral or execution of guarantees.

Among claims to debtors with more than a certain amount of the Bank's claims to debtors, 1) who are likely to become bankrupt, 2) to whom the Bank has Restructured Loans (see following note 9), or 3) whom the Bank classifies as "Special Mention Debtors" other than substandard ones meeting certain credit criteria, where future cash flows from capital collection and interest receipt could be reasonably estimated, a reserve is provided for the difference between the present value of expected future cash flows discounted at the original contracted interest rate before relaxing to support and the current book value of the claims.

For claims that are classified to the categories other than above, the general reserve is provided based on the historical loan-loss-ratio.

The reserve for loans to borrowers in specific foreign countries is provided based on expected losses due to the political and economic situation of these countries.

All claims are assessed by the responsible branches and credit supervision division based on the internal rules for self-assessment of asset quality. The Corporate Risk Management Department, which is independent from branches and credit supervision division, subsequently conducts the audits of their assessments, and the reserve is adjusted to reflect the audit results.

And for claims to debtors who are legally bankrupt or virtually bankrupt with collateral or guarantees, the expected uncollectible amount, net of amounts expected to be collected through the disposal of collateral or through execution of guarantees, are deducted directly out of the original amount of claims. The deducted amount is 92,365 millions of yen.

For the consolidated subsidiaries, the reserve for possible loan losses is provided based on the historical loan-loss-ratio for ordinary claims, and based on the amount expected to be uncollectible for each specific claim, respectively.

5. Reserve for Employee Retirement Benefits

Reserve for employee retirement benefits is provided based on the projected benefit obligation and the fair value of the plan assets at each year-end.

Prior service cost is recognized in expenses using the straight-line method over the average of the estimated remaining service lives (10 years). Actuarial gains and losses are recognized in expenses using the straight-line method over the average expected remaining service lives (mainly 10 years).

6. Hedge Accounting

(Interest Related Transactions)

The Bank manages interest rate risk arising from various assets and liabilities, such as loans, bills discounted, deposits, etc., by using financial derivative transactions and applies deferred hedge accounting regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Auditing Committee Report No.24, hereafter "Report No. 24"). In hedging activities to offset change in the fair value of deposits, loans, etc., as hedged items, the Bank designates hedged items and interest rate swaps etc. as hedging transactions by grouping them by their maturities. As for cash-flow-hedge, the effectiveness of the hedge is assessed by confirming the correlation between the fluctuational factor of interest rate for hedged items and for hedging transactions.

Deferred hedge income and losses resulted from "Macro Hedge Accounting", which are included in "Other Assets" and "Other Liabilities" in the consolidated balance sheets, are amortized over the remaining period for each hedging transaction. As of September 30,2005, deferred hedge losses and income resulted from "Macro Hedge Accounting" are 111,323 millions of yen and 106,063 millions of yen, respectively. "Macro Hedge Accounting" had been the former hedge accounting method, which was stated in the "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Auditing Committee Report No.15), under which the Bank managed the total interest rate risk arising from various financial assets and liabilities, such as loans, bills discounted, deposits etc., as a whole by using financial derivative transactions.

(Currency Related Transactions)

The Bank manages foreign exchange risk arising from various assets and liabilities denominated in foreign currencies by using financial derivative transactions and applies deferred hedge accounting regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Foreign Currency Transactions in the Banking Industry" (JICPA Industry Auditing Committee Report No. 25, hereafter "Report No. 25").

The Bank designates specific currency swaps and foreign exchange swaps made to mitigate the foreign exchange risks arising from monetary claims and debts denominated in foreign currencies as hedging transactions. The effectiveness of the hedge is assessed by confirming that the monetary claims and debts denominated in foreign currency as hedged items exceed the position of those hedging transactions. The Bank also applies fair value hedge to mitigate foreign currency exchange rate exposure in available-for-sale securities denominated in foreign currencies except for bonds as "Portfolio Hedges" when hedged foreign currency securities are specified in advance to the inception of the transactions and spot forward liabilities exist on a foreign currency basis that exceed acquisition costs of the foreign currency securities designated as hedged items.

(Internal Hedge Transactions)

The Bank strictly applies Report No.24 and 25 to such internal hedging transactions, such as interest rate swaps and currency swaps, etc., made between the consolidated companies or between banking and trading account. The Bank assesses the effectiveness of internal hedging transactions as it does for external ones without arbitrary choices. On the basis described above, income and losses from these transactions are recognized or deferred without netting off.

(Others)

As for specific assets and liabilities, the Bank also applies the individual deferred hedge accounting or the accrual-basis calculation on interest rate swaps.

7. Delinquent Loans

"Loans in Bankruptcy Proceedings" and "Other Delinquent Loans" are 2,298 millions of yen and 56,431 millions of yen, respectively.

Loans in bankruptcy proceedings are non-accrual loans outstanding (not including direct write-off portion of loans) to borrowers who are legally bankrupt as defined in Article 96 1-3 or 4 of Enforcement Ordinance for the Corporation Tax Law.

Other delinquent loans are non-accrual loans other than 1) loans in bankruptcy proceedings and 2) loans of which interest payments are rescheduled in order to assist the restructuring of borrowers.

8. Loans More than Three Months Past Due

"Loans More than Three Months Past Due" amounts to 16 millions of yen.

Loans more than three months past due are those loans for which principal or interest payments are more than three months past due from the date succeeding the due date, excluding those loans classified as delinquent loans.

9. Restructured Loans

"Restructured Loans" amounts 68,241 millions of yen.

Restructured loans are those loans whose terms have been relaxed to support borrowers who are in financial difficulties excluding delinquent loans and loans more than three months past due.

10. Other Assets

"Other Assets" in the consolidated balance sheets includes the amount of 6,316 million yen of provisional payment of the withholding tax. For this issue, the Bank received reassessment notice from the tax office claiming the Bank's responsibility for collecting withholding tax on some of its repurchase agreement transactions. The Bank filed a petition with the National Tax Tribunal objecting to such tax imposition, whereby the Bank's petition was dismissed on February 22, 2005. However, the Bank disputed the alleged legal basis for this imposition, and then filed a lawsuit in the Tokyo District Court on March 31, 2005 and the claim is currently in litigation.

11. Consolidated Subsidiary

The Bank and Lone Star Funds' affiliate companies, First Credit Investments SCA and FC Manager, LLC, agreed that the Bank acquiring all stocks of First Credit Corporation (FC) by 130 billion yen to enhance its sustainable growth in consolidated profits, on October 14, 2005. The Bank will possess 100% of issued shares of First Credit Corporation and First Credit Corporation will become a consolidated subsidiary on November 30, 2005.

(Outline of First Credit Corporation as of end of March 2005)

Company name	First Credit Corporation
Representative	Chairman and CEO: Wilfred Y. Horie
Main area of business	Real estate secured finance
Capital	13.5 billion Japanese yen
Total assets	120.5 billion Japanese yen

12. Issuance of Preferred Shares

The Bank held a meeting of its Board of Directors on November 21, 2005 and resolved to establish a wholly owned subsidiary in the Cayman Islands named "STB Preferred Capital 2 (Cayman) Limited" for issuance of preferred shares ("Non-dilutive Preferred Securities") of 50 billion Japanese yen (plan). The issuance of the "Non-dilutive Preferred Securities" is expected to increase our Tier 1 capital under BIS capital adequacy requirements.

Consolidated Statements of Operations

(Millions of Yen)

	Sep-05 (unaudited)	Sep-04	Change	Mar-05
Ordinary Income:				
Trust Fees	32,083	37,253	(5,170)	71,316
Interest Income:	120,913	114,332	6,580	238,698
Interest on Loans and Discounts	63,491	58,725	4,766	120,203
Interest and Dividends on Securities	49,147	44,469	4,678	97,186
Fees and Commissions	52,658	39,446	13,211	88,466
Trading Revenue	2,470	1,541	928	4,239
Other Operating Income	128,227	24,019	104,208	46,861
Other Ordinary Income	40,291	21,155	19,136	51,367
Total Ordinary Income	376,643	237,749	138,894	500,949
Ordinary Expenses:				
Interest Expenses:	50,629	43,935	6,693	89,684
Interest on Deposits	24,627	15,434	9,192	33,003
Fees and Commissions	12,009	10,189	1,820	20,996
Trading Expenses	51	86	(34)	72
Other Operating Expenses	93,159	31,886	61,272	51,008
General and Administrative Expenses	87,828	69,119	18,709	138,239
Other Ordinary Expenses	45,053	18,132	26,921	66,787
Total Ordinary Expenses	288,733	173,350	115,382	366,788
Net Ordinary Income	87,910	64,398	23,511	134,161
Extraordinary Income	4,995	18,880	(13,884)	28,563
Extraordinary Expenses	1,100	2,457	(1,356)	4,869
Income before Income Taxes	91,805	80,821	10,984	157,854
Provision for Income Taxes:				
Current	1,568	723	845	1,981
Deferred	34,232	29,467	4,764	56,216
Minority Interest in Net Income	2,286	1,842	444	2,791
Net Income	53,717	48,788	4,929	96,865

Notes to Consolidated Statements of Operations for the First Half Fiscal Year 2005

1. Trading Profits and Losses

Profits and losses on trading transactions are shown as "Trading Revenue" or "Trading Expenses" on a trade date basis.

2. Other Ordinary Income

"Other Ordinary Income" includes 25,603 millions yen of gains on derivative transaction for stock and 7,991 millions yen of gains on sale of shares and other securities.

3. Other Ordinary Expenses

"Other Ordinary Expenses" includes 30,466 millions yen of losses on derivative transaction for stock and 6,176 millions yen of losses on devaluation of shares and other securities.

4. Extraordinary Income

"Extraordinary Income" includes 4,038 millions yen of net transfer from reserve for possible loan losses.

Consolidated Statements of Capital Surplus and Retained Earnings

(Millions of Yen)

	Sep-05 (unaudited)	Sep-04	Change	Mar-05
(Capital Surplus)				
Balance at Beginning of the Period	240,472	240,437	35	240,437
Increase	-	35	(35)	35
Balance at End of the Period	240,472	240,472	-	240,472
(Retained Earnings)				
Balance at Beginning of the Period	279,966	192,150	87,816	192,150
Increase	53,800	49,082	4,717	97,524
Decrease	20,265	9,704	10,560	9,708
Balance at End of the Period	313,501	231,527	81,973	279,966

Consolidated Statements of Cash Flows

(Millions of Yen)

	Sep-05 (unaudited)	Sep-04	Change	Mar-05
Cash Flows from Ordinary Activities :				
Income before Income Taxes and Minority Interest	91,805	80,821	10,984	157,854
Depreciation	2,622	2,564	58	5,351
Losses on Impairment of Fixed Assets	134	76	58	106
Amortization of Negative Goodwill	753	(276)	1,030	(1,407)
Equity in Losses (Earnings) of Affiliates	(1,350)	(653)	(697)	(1,505)
Increase (Decrease) in Reserve for Possible Loan Losses	(23,375)	(21,084)	(2,290)	(30,978)
Increase (Decrease) in Reserve for Losses on Investment Securities	(17,958)	-	(17,958)	14,930
Increase (Decrease) in Reserve for Employee Bonuses	5	(135)	140	155
Increase (Decrease) in Reserve for Employee Retirement Benefits	(451)	98	(549)	111
Interest Income	(120,913)	(114,332)	(6,580)	(238,698)
Interest Expenses	50,629	43,935	6,693	89,684
Losses (Gains) on Securities	(25,764)	(21,548)	(4,216)	(23,734)
Losses (Gains) on Money Held in Trust	(1,397)	(5)	(1,392)	(71)
Losses (Gains) on Foreign Exchange	(30,627)	(80,239)	49,611	(52,828)
Losses (Gains) on Sale of Premises and Equipment	934	542	392	1,094
Net Decrease (Increase) in Trading Assets	(3,100)	17,271	(20,371)	18,322
Net Increase (Decrease) in Trading Liabilities	(15,911)	(7,914)	(7,996)	4,645
Net Decrease (Increase) in Loans and Bills Discounted	(698,513)	135,914	(834,428)	(157,141)
Net Increase (Decrease) in Deposits	751,701	263,769	487,932	346,289
Net Increase (Decrease) in Negotiable Certificates of Deposit	370,545	(65,723)	436,269	104,765
Net Increase (Decrease) in Borrowed Money other than Subordinated Borrowings	(172,796)	(4,612)	(168,184)	(4,784)
Net Decrease (Increase) in Due from Banks other than from Bank of Japan	81,881	33,888	47,992	(48,974)
Net Decrease (Increase) in Call Loans and Others	(157,510)	18,818	(176,328)	4,440
Net Increase (Decrease) in Call Money and Others	362,244	659,041	(296,796)	63,296
Net Increase (Decrease) in Collateral for Lending Securities	159,824	5,523	154,301	(185,630)
Net Decrease (Increase) in Foreign Exchange Assets	3,407	82	3,324	5,937
Net Increase (Decrease) in Foreign Exchange Liabilities	(886)	(433)	(453)	(6,312)
Net Increase (Decrease) in Short-term Corporate Bonds Liabilities	82,100	-	82,100	-
Net Increase (Decrease) in Borrowed Money from Trust Account	120,869	(15,967)	136,836	48,588
Interest Income Received on Cash Basis	129,592	119,163	10,429	237,796
Interest Expenses Paid on Cash Basis	(51,247)	(38,855)	(12,391)	(83,227)
Other - Net	1,367	39,870	(38,502)	57,546
Sub-Total	888,613	1,049,599	(160,985)	325,622
Income Tax Paid	(3,233)	(719)	(2,513)	(1,259)
Net Cash Provided by (Used in) Ordinary Activities	885,380	1,048,879	(163,498)	324,362
Cash Flows from Investing Activities :				
Purchase of Securities	(4,220,847)	(5,575,638)	1,354,791	(11,208,948)
Proceeds from Sale of Securities	3,358,826	3,917,975	(559,148)	9,442,280
Proceeds from Redemption of Securities	140,202	455,274	(315,071)	1,031,361
Increase in Money Held in Trust	(10,000)	(1,313)	(8,686)	(1,313)
Purchase of Premises and Equipment	(2,701)	(2,610)	(91)	(5,756)
Proceeds from Sale of Premises and Equipment	391	681	(290)	1,301
Proceeds from Purchase of Stock of Newly Consolidated Subsidiaries	(28,898)	-	(28,898)	-
Purchase of Stock of Consolidated Subsidiaries	-	-	-	(1,960)
Net Cash Provided by (Used in) Investing Activities	(763,027)	(1,205,632)	442,604	(743,034)
Cash Flows from Financing Activities :				
Proceeds from Subordinated Borrowings	-	10,000	(10,000)	10,000
Proceeds from Subordinated Bonds and Convertible Bonds	29,835	89,538	(59,702)	89,538
Redemption of Subordinated Bonds and Convertible Bonds	(79,000)	(8,300)	(70,700)	(32,400)
Proceeds from Issuance of Stock to Minority Stockholders	12,484	-	12,484	-
Proceeds from Issuance of Consolidated Subsidiaries' Stock to Minority Stockholders	-	-	-	98
Cash Dividends Paid	(20,002)	(9,624)	(10,378)	(9,627)
Cash Dividends Paid to Minority Stockholders	(1,279)	(1,317)	38	(2,592)
Purchase of Treasury Stock	(43)	(41)	(1)	(114)
Proceeds from Sale of Treasury Stock	3,033	38	2,995	73
Net Cash Provided by (Used in) Financing Activities	(54,971)	80,292	(135,264)	54,972
Effect on Exchange Rate Changes on Cash and Cash Equivalents	1,264	165	1,099	(419)
Net Change in Cash and Cash Equivalents	68,646	(76,294)	144,941	(364,119)
Cash and Cash Equivalents at Beginning of Year	152,132	516,251	(364,119)	516,251
Cash and Cash Equivalents at End of (Half) Year	220,778	439,957	(219,178)	152,132

Notes to Consolidated Statements of Cash Flows for the First Half Fiscal Year 2005

1. Definition of Cash and Cash Equivalents

In preparing the consolidated statements of cash flows, cash and due from Bank of Japan ("BOJ") in the case of the Bank, and cash and due from banks in the case of the consolidated subsidiaries, all are considered to be "Cash and Cash Equivalents."

2. Reconciliation between Cash and Cash Equivalents

	(Millions of Yen)
Cash and Due from Banks	418,948
Due from Banks (excluding due from BOJ)	(198,169)
Cash and Cash Equivalents	220,778

Segment Information by Location (Consolidated)

Half Year ended September 30, 2005 (unaudited) (Millions of Yen)

	Japan	Americas	Europe	Asia/Oceania	Total	Elimination	Consolidated
Total Ordinary Income	325,387	20,835	29,279	6,782	382,285	(5,641)	376,643
(1) Unaffiliated Customers	324,597	17,496	28,565	5,984	376,643	-	376,643
(2) Intersegment	790	3,338	713	798	5,641	(5,641)	-
Total Ordinary Expenses	242,547	17,920	28,046	5,859	294,374	(5,641)	288,733
Net Ordinary Income	82,840	2,914	1,232	922	87,910	-	87,910

Half Year ended September 30, 2004 (Millions of Yen)

	Japan	Americas	Europe	Asia/Oceania	Total	Elimination	Consolidated
Total Ordinary Income	211,495	14,495	13,517	3,375	242,884	(5,134)	237,749
(1) Unaffiliated Customers	210,951	10,776	12,844	3,177	237,749	-	237,749
(2) Intersegment	543	3,719	673	198	5,134	(5,134)	-
Total Ordinary Expenses	154,844	10,749	10,538	2,353	178,485	(5,134)	173,350
Net Ordinary Income	56,651	3,745	2,979	1,021	64,398	-	64,398

Year ended March 31, 2005 (Millions of Yen)

	Japan	Americas	Europe	Asia/Oceania	Total	Elimination	Consolidated
I **Total Ordinary Income**	437,062	30,846	37,047	7,518	512,474	(11,525)	500,949
(1) Unaffiliated Customers	434,986	23,099	35,778	7,085	500,949	-	500,949
(2) Intersegment	2,076	7,746	1,269	432	11,525	(11,525)	-
Total Ordinary Expenses	313,118	28,723	30,713	4,887	377,444	(10,655)	366,788
Net Ordinary Income	123,943	2,122	6,334	2,630	135,030	(869)	134,161
II **Total Assets**	15,254,312	946,372	610,283	535,751	17,346,719	(1,438,344)	15,908,374

Market Value Information for the First Half Fiscal Year 2005 (Consolidated)
(unaudited)

1. Securities

The information includes a part of "Cash and Due from Banks" and "Commercial Paper and Other Debt Purchased" treated as securities in "Accounting Standard for Financial Instruments."

(a) Held-to-Maturity Debt Securities with Market Value

					September 30, 2005
	Book	*Market*		*Unrealized Gain(Loss)*	
Millions of Yen	*Value*	*Value*	*Net*	*Gain*	*Loss*
Japanese Government Bonds	427,068	428,554	1,485	1,488	2
Japanese Local Government Bonds	-	-	-	-	-
Japanese Short-Term Corporate Bonds	-	-	-	-	-
Japanese Corporate Bonds	377,263	377,415	152	231	79
Foreign Government Bonds and Others	2,145	2,239	94	97	2
Total	806,476	808,209	1,732	1,816	83

Market value is based on the closing prices at the end of the interim period.

(b) Available-for-Sale Securities with Market Value

					September 30, 2005
		Book		*Unrealized Gain(Loss)*	
Millions of Yen	*Cost*	*Value*	*Net*	*Gain*	*Loss*
Japanese Stocks	435,921	691,301	255,380	267,788	12,407
Japanese Bonds	1,224,289	1,217,574	(6,714)	741	7,455
Government Bonds	703,769	697,742	(6,027)	37	6,064
Local Government Bonds	70,516	70,261	(255)	239	494
Short-Term Corporate Bonds	-	-	-	-	-
Corporate Bonds	450,002	449,570	(432)	464	896
Foreign Securities and Others	2,248,317	2,251,381	3,063	16,526	13,463
Total	3,908,528	4,160,257	251,729	285,055	33,326

Book value in the consolidated balance sheets reflects market value calculated by using the average market value during final month of the interim period as for Japanese stocks, and by using the market value at the end of the interim period as for the securities other than Japanese stocks.

(c) Investment Securities without Market Value

The following table summarizes main items of book value of securities with no available fair value.

	September 30, 2005
	Book
Millions of Yen	*Value*
Available-for-Sale Securities	
Unlisted Japanese Bonds	175,339
Unlisted Foreign Securities	156,287
Trust Certificates of Loan Trust	125,151

(d) Investments in Subsidiaries and Affiliates with Market Value (Non-consolidated)

	September 30, 2005		
Millions of Yen	*Book Value*	*Market Value*	*Net*
Investments in Affiliates	725	2,312	1,586

Market value is based on the closing prices at the end of the interim period.

2. Money Held in Trust

(a) Money Held in Trust being Held-to-Maturity

There are no corresponding items.

(b) Money Held in Trust for Others (other than for Trading Purpose and being Held-to-Maturity)

				September 30, 2005	
				Unrealized Gain(Loss)	
Millions of Yen	*Cost*	*Book Value*	*Net*	*Gain*	*Loss*
Money Held in Trust for Others	2,000	2,000	-	-	-

3. Net Unrealized Gains on Available-for-Sale Securities

The schedule set forth below shows component items of "Net Unrealized Gains on Available-for-Sale Securities, Net of Tax" in the consolidated balance sheets.

Millions of Yen	*September 30, 2005*
Net Unrealized Gains	251,594
Available-for-Sale Securities	251,594
(-) Amount Equivalent to Deferred Tax Liabilities	(102,035)
Total (before adjustment for Minority Interest)	149,559
(-) Minority Interest	50
(+) Parent Company's portions in Available-for-Sale Securities owned by its affiliates	2,477
Net Unrealized Gains on Available-for-Sale Securities, Net of Tax	151,986

Net unrealized gains includes foreign currency translation adjustments on foreign securities and investment in limited partnerships without market value.

Market Value Information for the First Half Fiscal Year 2004 (Consolidated)

1. Securities

The information includes a part of "Cash and Due from Banks" and "Commercial Paper and Other Debt Purchased" treated as securities in "Accounting Standard for Financial Instruments."

(a) Held-to-Maturity Debt Securities with Market Value

			September 30, 2004		
	Book	Market	Unrealized Gain(Loss)		
Millions of Yen	*Value*	*Value*	*Net*	*Gain*	*Loss*
Japanese Government Bonds	254,103	255,512	1,409	1,410	0
Japanese Local Government Bonds	-	-	-	-	-
Japanese Short-Term Corporate Bonds	-	-	-	-	-
Japanese Corporate Bonds	101,785	101,945	159	159	-
Foreign Government Bonds and Others	8,036	8,252	216	218	2
Total	363,924	365,710	1,786	1,789	3

Market value is based on the closing prices at the end of the interim period.

(b) Available-for-Sale Securities with Market Value

			September 30, 2004		
		Book	Unrealized Gain(Loss)		
Millions of Yen	*Cost*	*Value*	*Net*	*Gain*	*Loss*
Japanese Stocks	430,761	572,988	142,226	161,004	18,777
Japanese Bonds	1,215,320	1,213,486	(1,834)	1,256	3,090
Government Bonds	981,491	979,082	(2,409)	170	2,579
Local Government Bonds	49,527	49,459	(68)	306	375
Short-Term Corporate Bonds	-	-	-	-	-
Corporate Bonds	184,301	184,944	643	779	135
Foreign Securities and Others	2,484,677	2,479,522	(5,155)	10,986	16,141
Total	4,130,760	4,265,996	135,235	173,246	38,010

Book value in the consolidated balance sheets reflects market value calculated by using the average market value during final month of the interim period as for Japanese stocks, and by using the market value at the end of the interim period as for the securities other than Japanese stocks.

(c) Investment Securities without Market Value

The following table summarizes main items of book value of securities with no available fair value.

	September 30, 2004
	Book
Millions of Yen	*Value*
Available-for-Sale Securities	
Unlisted Japanese Bonds	152,981
Unlisted Foreign Securities	136,690
Unlisted Japanese Stocks (excluding stocks sold in public market)	77,754

(d) Investments in Subsidiaries and Affiliates with Market Value (Non-consolidated)

Millions of Yen	*September 30, 2004* Book Value	Market Value	Net
Investments in Affiliates	149	1,698	1,548

Market value is based on the closing prices at the end of the interim period.

2. Money Held in Trust

(a) Money Held in Trust being Held-to-Maturity

There are no corresponding items.

(b) Money Held in Trust for Others (other than for Trading Purpose and being Held-to-Maturity)

	September 30, 2004				
				Unrealized Gain(Loss)	
Millions of Yen	*Cost*	*Book Value*	*Net*	*Gain*	*Loss*
Money Held in Trust for Others	2,000	2,000	-	-	-

3. Net Unrealized Gains on Available-for-Sale Securities

The schedule set forth below shows component items of "Net Unrealized Gains on Available-for-Sale Securities, Net of Tax" in the consolidated balance sheets.

Millions of Yen	*September 30, 2004*
Net Unrealized Gains	134,853
Available-for-Sale Securities	134,853
(-) Amount Equivalent to Deferred Tax Liabilities	54,802
Total (before adjustment for Minority Interest)	80,051
(-) Minority Interest	64
(+) Parent Company's portions in Available-for-Sale Securities owned by its affiliates	713
Net Unrealized Gains on Available-for-Sale Securities, Net of Tax	80,701

Market Value Information for Fiscal Year 2004 (Consolidated)

1. Securities

The information includes a part of "Cash and Due from Banks" and "Commercial Paper and Other Debt Purchased" treated as securities in "Accounting Standard for Financial Instruments."

(a) Trading Securities

		March 31, 2005
Millions of Yen	*Book Value*	*Net Unrealized Gain(Loss) Reflected on the Statements of Operations*
Trading Securities	235,181	49

(b) Held-to-Maturity Debt Securities with Market Value

					March 31, 2005
	Book	*Market*	*Unrealized Gain(Loss)*		
Millions of Yen	*Value*	*Value*	*Net*	*Gain*	*Loss*
Japanese Government Bonds	427,552	431,004	3,452	3,452	0
Japanese Local Government Bonds	-	-	-	-	-
Japanese Short-Term Corporate Bonds	-	-	-	-	-
Japanese Corporate Bonds	389,888	390,982	1,094	1,098	4
Foreign Government Bonds and Others	5,195	5,345	150	151	1
Total	822,635	827,333	4,697	4,702	5

Market value is based on the closing prices at the end of the fiscal period.

(c) Available-for-Sale Securities with Market Value

					March 31, 2005
		Book	*Unrealized Gain(Loss)*		
Millions of Yen	*Cost*	*Value*	*Net*	*Gain*	*Loss*
Japanese Stocks	440,249	633,385	193,135	206,286	13,150
Japanese Bonds	957,192	960,515	3,322	3,667	345
Government Bonds	609,039	610,900	1,860	1,977	116
Local Government Bonds	60,067	60,486	418	612	194
Short-Term Corporate Bonds	-	-	-	-	-
Corporate Bonds	288,085	289,128	1,043	1,078	34
Foreign Securities and Others	1,718,243	1,714,789	(3,453)	11,294	14,748
Total	3,115,685	3,308,690	193,005	221,249	28,244

Book value in the consolidated balance sheets reflects market value calculated by using the average market value during final month of the fiscal period as for Japanese stocks, and by using the market value at the end of the fiscal period as for the securities other than Japanese stocks.

(d) Available-for-Sale Securities sold during the Fiscal Year

			March 31, 2005
Millions of Yen	*Amount Sold*	*Gain*	*Loss*
Available-for-Sale Securities	9,436,316	62,328	34,320

(e) Investment Securities without Market Value

The following table summarizes main items of book value of securities with no available fair value.

	March 31, 2005
Millions of Yen	*Book Value*
Available-for-Sale Securities	
Unlisted Japanese Bonds	181,960
Unlisted Foreign Securities	168,219
Unlisted Japanese Stocks, excluding stocks sold in public market	95,767

(f) Change of Classification by Holding Purpose of Securities

There are no corresponding items.

(g) Redemption Schedule of Bonds classified as Available-for-Sale Securities with maturity and Held-to-Maturity Debt Securities

				March 31, 2005
	Book Value			
Millions of Yen	~1YR	1YR~5YR	5YR~10YR	10YR~
Japanese Bonds	273,958	1,090,331	569,224	26,401
Government Bonds	60,239	496,464	456,501	25,247
Local Government Bonds	1,168	29,677	29,640	-
Short-Term Corporate Bonds	-	-	-	-
Corporate Bonds	212,550	564,189	83,083	1,154
Foreign Securities and Others	103,737	598,709	740,255	337,636
Total	377,695	1,689,041	1,309,479	364,038

(h) Investments in Subsidiaries and Affiliates with Market Value (Non-consolidated)

			March 31, 2005
Millions of Yen	Book Value	Market Value	Net
Investments in Affiliates	725	2,166	1,440

Market value is based on the closing prices at the end of the fiscal period.

2. Money Held in Trust

(a) Money Held in Trust for Trading Purpose and being Held-to-Maturity

There are no corresponding items.

(b) Money Held in Trust for Others (other than for trading purpose and being held-to-maturity)

					March 31, 2005
			Unrealized Gain(Loss)		
Millions of Yen	Cost	Book Value	Net	Gain	Loss
Money Held in Trust for Others	2,000	2,000	-	-	-

3. Net Unrealized Gains on Available-for-Sale Securities

The schedule set forth below shows component items of "Net Unrealized Gains on Available-for-Sale Securities, Net of Tax" in the consolidated balance sheets.

Millions of Yen	March 31, 2005
Net Unrealized Gains	192,855
Available-for-Sale Securities	192,855
(-) Amount Equivalent to Deferred Tax Liabilities	78,214
Total (before adjustment for Minority Interest)	114,641
(-) Minority Interest	41
(+) Parent Company's portions in Available-for-Sale Securities owned by its affiliates	2,028
Net Unrealized Gains on Available-for-Sale Securities, Net of Tax	116,628

Net unrealized gains includes foreign currency translation adjustments on foreign securities and investment in limited partnerships without market value.

Financial Derivatives for the First Half Fiscal Year 2005 and 2004 (Consolidated)

(a) Interest Related Transactions

	September 30, 2005 (unaudited)			September 30, 2004		
Millions of Yen	*Contract Value*	*Market Value*	*Unrealized Gain (Loss)*	*Contract Value*	*Market Value*	*Unrealized Gain (Loss)*
Listed						
Interest Futures						
Sold	14,247,259	3,638	3,638	20,204,997	(29,036)	(29,036)
Purchased	14,834,330	(11,770)	(11,770)	19,106,981	7,190	7,190
Interest Options						
Sold	791,418	(189)	(8)	1,031,152	(100)	259
Purchased	606,885	206	14	536,695	21	(73)
Over-the-Counter						
Forward Rate Agreements	-	-	-	-	-	-
Interest Rate Swaps						
Fix Rcv-Flt Pay	24,494,970	298,860	298,860	21,905,725	533,971	533,971
Flt Rcv-Fix Pay	25,383,911	(272,894)	(272,894)	21,222,542	(495,754)	(495,754)
Flt Rcv-Flt Pay	2,920,286	623	623	4,725,151	(233)	(233)
Interest Options						
Sold	5,268,545	(14,927)	6,558	2,106,484	(7,326)	(1,092)
Purchased	2,063,204	16,428	(3,896)	1,498,100	14,225	(1,675)
Others	-	-	-	-	-	-
Total		19,974	21,125		22,956	13,554

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statements of operations.
Derivative transactions subject to hedge accounting treatments regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Auditing Committee Report No.24) are excluded from the schedule above.

(b) Currency Related Transactions

	September 30, 2005 (unaudited)			September 30, 2004		
Millions of Yen	*Contract Value*	*Market Value*	*Unrealized Gain (Loss)*	*Contract Value*	*Market Value*	*Unrealized Gain (Loss)*
Listed						
Currency Futures	-	-	-	-	-	-
Currency Options	-	-	-	-	-	-
Over-the-Counter						
Currency Swaps	305,408	1,283	1,283	73,398	2,448	2,448
Forward						
Sold	2,426,122	(45,538)	(45,538)	1,712,637	(11,022)	(11,022)
Purchased	2,680,694	56,352	56,352	2,000,296	13,817	13,817
Currency Options						
Sold	1,060,152	(26,364)	(883)	342,479	(3,326)	2,180
Purchased	715,635	16,157	916	358,812	3,082	(1,397)
Others	-	-	-	-	-	-
Total		1,891	12,130		4,999	6,025

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statements of operations.
Derivative transactions subject to hedge accounting treatments regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Foreign Currency Transactions in the Banking Industry" (JICPA Industry Auditing Committee Report No.25) and such transactions accompanied by foreign currency monetary claims or obligations, which are either reflected on the consolidated balance sheets at the end of the interim period, or eliminated therefrom in the process of consolidation, are excluded from the schedule above.

(c) Stock Related Transactions

Millions of Yen	September 30, 2005 (unaudited) Contract Value	Market Value	Unrealized Gain (Loss)	September 30, 2004 Contract Value	Market Value	Unrealized Gain (Loss)
Listed						
Stock Index Futures						
Sold	59,427	(1,704)	(1,704)	11,563	189	189
Purchased	51,314	977	977	22,538	(90)	(90)
Stock Index Options						
Sold	75,230	(82)	152	2,155	(30)	(5)
Purchased	51,131	13	(303)	162,286	109	(1,014)
Over-the-Counter						
Stock Options	-	-	-	-	-	-
Stock Index and Other Swaps	-	-	-	-	-	-
Others	-	-	-	-	-	-
Total		(796)	(878)		178	(920)

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statements of operations.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.

(d) Bond Related Transactions

Millions of Yen	September 30, 2005 (unaudited) Contract Value	Market Value	Unrealized Gain (Loss)	September 30, 2004 Contract Value	Market Value	Unrealized Gain (Loss)
Listed						
Bond Futures						
Sold	1,357,578	11,963	11,963	1,380,932	(4,006)	(4,006)
Purchased	1,303,282	(11,931)	(11,931)	1,324,839	1,303	1,303
Bond Future Options						
Sold	465,022	(853)	309	165,685	(528)	139
Purchased	292,115	568	(631)	215,392	580	(331)
Over-the-Counter						
Bond Options						
Sold	42,437	(202)	(18)	14,570	(74)	(40)
Purchased	50,005	232	80	4,932	0	(13)
Others	-	-	-	-	-	-
Total		(222)	(226)		(2,725)	(2,949)

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statements of operations.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.

(e) Commodity Related Transactions

Millions of Yen	September 30, 2005 (unaudited) Contract Value	Market Value	Unrealized Gain (Loss)	September 30, 2004 Contract Value	Market Value	Unrealized Gain (Loss)
Listed						
Commodity Futures						
Sold	52	(0)	(0)	-	-	-
Purchased	-	-	-	-	-	-
Total		(0)	(0)		-	-

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statements of operations.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.

(f) Credit Derivative Transactions

	September 30, 2005 (unaudited)			September 30, 2004		
Millions of Yen	*Contract Value*	*Market Value*	*Unrealized Gain (Loss)*	*Contract Value*	*Market Value*	*Unrealized Gain (Loss)*
Over-the-Counter						
Credit Derivatives						
Sold	83,500	(42)	(42)	7,100	1	1
Purchased	40,000	(62)	(62)	-	-	-
Total		(105)	(105)		1	1

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statements of operations.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.
"Sold" indicates credit risks assumed, and "Purchased" indicates credit risks transferred.

Financial Derivatives for Fiscal 2004 and 2003 (Consolidated)

(a) Interest Related Transactions

Millions of Yen	March 31, 2005 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)	March 31, 2004 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)
Listed								
Interest Futures								
Sold	15,647,579	3,271,222	1,504	1,504	26,176,879	5,571,431	(63,839)	(63,839)
Purchased	14,411,504	2,410,453	(12,568)	(12,568)	21,726,530	3,538,557	28,345	28,345
Interest Options								
Sold	1,213,479	-	(339)	(112)	1,277,742	9,645	(313)	(1)
Purchased	11,915,104	-	621	32	831,495	-	290	89
Over-the-Counter								
Forward Rate Agreements	-	-	-	-	-	-	-	-
Interest Rate Swaps								
Fix Rcv-Flt Pay	22,835,928	17,884,897	367,389	367,389	21,164,611	17,736,622	641,194	641,194
Flt Rcv-Fix Pay	22,864,816	18,186,921	(343,147)	(343,147)	20,184,050	16,735,699	(585,331)	(585,331)
Flt Rcv-Flt Pay	4,345,643	1,681,343	232	232	4,125,158	3,549,658	(461)	(461)
Interest Options								
Sold	2,316,131	2,182,353	(5,933)	1,892	791,635	698,264	(3,384)	(1,383)
Purchased	1,398,141	1,338,666	12,361	(1,453)	1,226,826	1,212,261	13,812	2,374
Others	-	-	-	-	-	-	-	-
Total			20,120	13,768			30,311	20,985

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statements of operations.
Derivative transactions subject to hedge accounting treatments regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Auditing Committee Report No.24) are excluded from the schedule above.
Market value of listed transactions is calculated mainly using the closing prices on the Tokyo International Financial Futures Exchange and others.
Market value of OTC transactions is calculated mainly using discounted present value and option pricing models.

(b) Currency Related Transactions

Millions of Yen	March 31, 2005 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)	March 31, 2004 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)
Listed								
Currency Futures	-	-	-	-	-	-	-	-
Currency Options	-	-	-	-	-	-	-	-
Over-the-Counter								
Currency Swaps	196,388	160,933	3,405	3,405	48,042	44,208	4,374	4,374
Forward								
Sold	1,184,186	131,095	(7,558)	(7,558)	2,109,758	97,740	64,390	64,390
Purchased	1,442,646	148,608	9,990	9,990	2,306,627	101,009	(63,605)	(63,605)
Currency Options								
Sold	522,760	154,614	(10,905)	1,879	1,331	171	(2,020)	(82)
Purchased	523,091	151,101	8,100	(785)	2,011	161	1,878	1
Others	-	-	-	-	-	-	-	-
Total			3,033	6,931			5,017	5,077

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statements of operations.
Derivative transactions subject to hedge accounting treatments regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Foreign Currency Transactions in the Banking Industry" (JICPA Industry Auditing Committee Report No.25) and such transactions accompanied by foreign currency monetary claims or obligations, which are either reflected on the consolidated balance sheets at the end of the fiscal period, or eliminated therefrom in the process of consolidation, are excluded from the schedule above.
Market value of OTC transactions is calculated mainly using discounted present value and option pricing models.

(c) Stock Related Transactions

Millions of Yen	March 31, 2005 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)	March 31, 2004 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)
Listed								
Stock Index Futures								
Sold	40,785	-	393	393	8,050	-	(358)	(358)
Purchased	29,595	-	(137)	(137)	-	-	-	-
Stock Index Options								
Sold	70,833	-	(147)	100	-	-	-	-
Purchased	176,165	-	465	(318)	-	-	-	-
Over-the-Counter								
Stock Options	-	-	-	-	-	-	-	-
Stock Index and Other Swaps	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-
Total			573	38			(358)	(358)

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statements of operations.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.
Market value of listed transactions is calculated mainly using the closing prices on the Tokyo Stock Exchange and others.

(d) Bond Related Transactions

Millions of Yen	March 31, 2005 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)	March 31, 2004 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)
Listed								
Bond Futures								
Sold	1,156,618	-	(1,717)	(1,717)	1,339,701	-	(6,384)	(6,384)
Purchased	1,145,205	-	1,236	1,236	1,363,071	-	1,962	1,962
Bond Future Options								
Sold	693,099	-	(2,296)	329	160,726	-	(456)	12
Purchased	508,669	-	2,154	(491)	447,007	-	1,072	(243)
Over-the-Counter								
Bond Options								
Sold	22,651	-	(125)	(39)	-	-	-	-
Purchased	19,920	-	2	(10)	-	-	-	-
Others	-	-	-	-	-	-	-	-
Total			(746)	(693)			(3,805)	(4,653)

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statements of operations.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.
Market value of listed transactions is calculated mainly using the closing prices on the Tokyo Stock Exchange and others.
Market value of OTC transactions is calculated mainly using option pricing models.

(e) Commodity Related Transactions

The Bank did not have any corresponding transactions as of March 31, 2005 and 2004.

(f) Credit Derivative Transactions

Millions of Yen	March 31, 2005 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)	March 31, 2004 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)
Over-the-Counter								
Credit Derivatives								
Sold	1,500	1,500	1	1	500	500	2	2
Purchased	-	-	-	-	1,000	1,000	(6)	(6)
Total			1	1			(4)	(4)

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statements of operations.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.
Market value is calculated using discounted present value.
"Sold" indicates credit risks assumed, and "Purchased" indicates credit risks transferred.

Non-Consolidated Balance Sheets

(Millions of Yen)

	Sep-05 (unaudited)	Sep-04	Change	Mar-05
Assets:				
Cash and Due from Banks	407,704	631,823	(224,118)	429,308
Call Loans	61,180	107,161	(45,981)	45,557
Commercial Paper and Other Debt Purchased	272,266	151,267	120,999	219,282
Trading Assets	286,734	284,459	2,274	283,426
Money Held in Trust	13,344	2,000	11,344	2,000
Investment Securities	5,484,447	4,970,942	513,504	4,587,448
Loans and Bills Discounted	9,903,899	8,752,611	1,151,288	9,035,826
Foreign Exchanges	3,990	9,776	(5,785)	7,397
Other Assets	715,567	1,231,767	(516,200)	775,194
Premises and Equipment	95,126	96,903	(1,777)	96,126
Deferred Tax Assets	17,013	122,007	(104,994)	72,544
Customers' Liabilities for Acceptances and Guarantees	804,599	537,114	267,484	561,253
Reserve for Possible Loan Losses	(56,689)	(87,990)	31,300	(77,076)
Reserve for Losses on Investment Securities	(851)	(4,774)	3,922	(19,704)
Total Assets	18,008,333	16,805,070	1,203,262	16,018,584
Liabilities:				
Deposits	9,750,632	9,017,107	733,525	9,095,353
Negotiable Certificates of Deposit	1,869,570	1,320,195	549,374	1,495,995
Call Money	106,793	85,173	21,619	10,737
Payables under Repurchase Agreements	1,238,746	1,739,466	(500,719)	936,658
Collateral for Lending Securities	213,332	244,661	(31,329)	53,507
Bills Sold	255,300	9,700	245,600	291,200
Trading Liabilities	36,728	39,853	(3,125)	52,431
Borrowed Money	396,676	492,780	(96,104)	468,108
Foreign Exchanges	415	7,896	(7,481)	1,003
Short-term Corporate Bonds	82,100	-	82,100	-
Corporate Bonds	192,700	162,700	30,000	162,700
Borrowed Money from Trust Account	1,594,606	1,409,181	185,425	1,473,736
Other Liabilities	485,363	898,529	(413,165)	502,390
Reserve for Employee Bonuses	3,541	3,357	184	3,546
Reserve for Employee Retirement Benefits	183	282	(98)	335
Deferred Tax Liabilities on Revaluation Reserve for Land	6,539	6,627	(87)	6,613
Acceptances and Guarantees	804,599	537,114	267,484	561,253
Total Liabilities	17,037,827	15,974,628	1,063,199	15,115,571
Stockholders' Equity:				
Capital Stock	287,053	287,053	-	287,053
Capital Surplus	240,472	240,472	-	240,472
Additional Paid-in Capital	240,472	240,472	-	240,472
Retained Earnings	298,722	230,754	67,967	269,167
Legal Retained Earnings	46,580	46,580	-	46,580
Voluntary Reserves	191,870	131,872	59,997	131,872
Unappropriated Profit at End of the Period	60,271	52,302	7,969	90,715
Net Income	49,737	46,303	3,433	84,700
Revaluation Reserve for Land, Net of Tax	(3,633)	(3,530)	(102)	(3,551)
Net Unrealized Gains on Available-for-Sale Securities, Net of Tax	149,165	80,126	69,039	114,337
Treasury Stock	(1,274)	(4,433)	3,158	(4,466)
Total Stockholders' Equity	970,505	830,442	140,062	903,013
Total Liabilities and Stockholders' Equity	18,008,333	16,805,070	1,203,262	16,018,584

Non-Consolidated Statements of Operations and Retained Earnings

(Millions of Yen)

	Sep-05 (unaudited)	Sep-04	Change	Mar-05
Ordinary Income:				
Trust Fees	32,083	37,253	(5,170)	71,316
Interest Income:	120,142	114,004	6,138	238,477
Interest on Loans and Discounts	63,612	58,928	4,683	120,298
Interest and Dividends on Securities	48,753	43,957	4,795	97,012
Fees and Commissions	42,775	31,980	10,794	72,405
Trading Revenue	2,470	1,541	928	4,239
Other Operating Income	28,761	24,021	4,740	46,858
Other Ordinary Income	37,099	18,950	18,149	45,176
Total Ordinary Income	263,332	227,751	35,580	478,474
Ordinary Expenses:				
Interest Expenses:	51,656	45,057	6,598	91,547
Interest on Deposits	23,998	15,168	8,829	32,366
Fees and Commissions	18,668	16,885	1,783	34,236
Trading Expenses	51	86	(34)	72
Other Operating Expenses	8,970	31,880	(22,909)	50,972
General and Administrative Expenses	63,851	57,181	6,670	115,260
Other Ordinary Expenses	43,221	17,800	25,421	65,797
Total Ordinary Expenses	186,420	168,891	17,528	357,886
Net Ordinary Income	76,912	58,860	18,052	120,587
Extraordinary Income	4,819	19,087	(14,268)	24,213
Extraordinary Expenses	306	2,440	(2,133)	4,800
Income before Income Taxes	81,425	75,507	5,917	140,000
Provision for Income Taxes:				
Current	45	45	0	85
Deferred	31,642	29,158	2,483	55,214
Net Income	49,737	46,303	3,433	84,700
Retained Earnings Brought Forward from Previous Year	10,654	5,708	4,946	5,708
Transfer from Revaluation Reserve for Land, Net of Tax	82	294	(211)	314
Deferential Loss on Disposal of Treasury Stock	202	3	199	7
Unappropriated Profit at End of the Period	60,271	52,302	7,969	90,715

Statements of Trust Account (unaudited)

(Millions of Yen)

	Sep-05 (unaudited)	Sep-04	Change	Mar-05
Assets:				
Loans and Bills Discounted	848,987	1,001,893	(152,906)	912,294
Investment Securities	7,008,797	5,950,395	1,058,401	6,717,120
Money Held in Trust	39,351,082	36,063,837	3,287,245	36,376,779
Securities Held in Custody Accounts	82,594	645	81,948	642
Money Claims	4,304,292	3,389,575	914,717	4,126,756
Premises and Equipment	3,144,698	2,452,159	692,538	2,708,770
Other Claims	943,105	85,390	857,715	95,454
Call Loans	2,200	-	2,200	500
Loans to Banking Account	1,594,606	1,409,181	185,425	1,473,736
Cash and Due from Banks	204,073	213,256	(9,183)	233,455
Total Assets	57,484,437	50,566,336	6,918,101	52,645,509
Liabilities:				
Money Trusts	17,626,097	16,880,087	746,009	17,256,145
Pension Trusts	5,606,084	5,544,434	61,650	4,980,875
Property Formation Benefit Trusts	9,904	9,841	63	10,806
Loan Trusts	964,302	1,128,654	(164,352)	1,043,955
Securities Investment Trusts	10,400,749	7,815,287	2,585,462	8,547,273
Money Entrusted, other than Money Trusts	2,068,241	2,350,478	(282,236)	1,887,535
Securities Trusts	11,329,621	9,294,997	2,034,624	9,803,555
Money Claim Trusts	4,028,748	3,112,772	915,976	3,861,212
Equipment Trusts	2,019	3,658	(1,639)	2,299
Land and Fixtures Trusts	159,487	163,490	(4,002)	157,690
Composite Trusts	5,289,180	4,262,634	1,026,546	5,094,159
Other Trusts	0	-	0	-
Total Liabilities	57,484,437	50,566,336	6,918,101	52,645,509

Major Account Balances
(sum of Banking Account and Trust Account)

(Millions of Yen)

	Sep-05 (unaudited)	Sep-04	Change	Mar-05
Total Employable Funds	35,826,592	33,900,320	1,926,271	33,883,131
Deposits	9,750,632	9,017,107	733,525	9,095,353
Negotiable Certificates of Deposit	1,869,570	1,320,195	549,374	1,495,995
Money Trusts	17,626,097	16,880,087	746,009	17,256,145
Pension Trusts	5,606,084	5,544,434	61,650	4,980,875
Property Formation Benefit Trusts	9,904	9,841	63	10,806
Loan Trusts	964,302	1,128,654	(164,352)	1,043,955

Loans and Bills Discounted	10,752,887	9,754,505	998,381	9,948,120
Banking Account	9,903,899	8,752,611	1,151,288	9,035,826
Trust Account	848,987	1,001,893	(152,906)	912,294
Investment Securities	12,493,244	10,921,338	1,571,906	11,304,568
Banking Account	5,484,447	4,970,942	513,504	4,587,448
Trust Account	7,008,797	5,950,395	1,058,401	6,717,120

Explanatory Material

1st Half Fiscal Year 2005 ended on Sep.30, 2005

The Sumitomo Trust and Banking Co., Ltd.

Table of Contents

I. Outlook of the financial results for the 1st half fiscal year 2005

1. Summary of the financial results for the 1st half fiscal year 2005

(Consolidated)

		Millions of Yen		
		1HFY2005	1HFY2004	Change
Gross profits	1	**180,502**	130,495	50,007
Net trust fees	2	**32,083**	37,253	-5,170
Principal guaranteed trust a/c credit costs	3	**1,330**	3,126	-1,796
Net interest income	4	**70,284**	70,397	-112
Net fees and commissions	5	**40,648**	29,257	11,391
Net gains on trading	6	**2,418**	1,454	963
Others	7	**35,068**	-7,867	42,935
General and administrative expenses	8	**84,151**	68,464	15,686
Personnel expenses	9	**38,719**	31,197	7,522
Non-personnel expenses excluding taxes	10	**41,922**	33,636	8,285
Taxes other than income taxes	11	**3,509**	3,631	-121
Net transfer to general reserves	12	**-**	-	-
Banking a/c credit costs	13	**6,334**	671	5,662
Net losses on direct write-offs	14	**6,176**	805	5,370
Net transfer to specific loan losses reserves	15	**-**	-	-
Net transfer to reserves for loans to borrowers in specific foreign countries	16	**-**	-	-
Losses on sales of loans	17	**158**	-133	291
Net gains on stocks	18	**6,897**	7,866	-968
Net income from affiliates by equity method	19	**1,350**	653	697
Others	20	**-10,355**	-5,480	-4,874
Net operating income	21	**87,910**	64,398	23,511
Extraordinary income	22	**3,894**	16,422	-12,527
Losses on impairment of fixed assets	23	**134**	76	58
Reversal of reserves	24	**4,038**	16,727	-12,689
Net income before income taxes	25	**91,805**	80,821	10,984
Income taxes	26	**1,568**	723	845
Deferred income taxes	27	**34,232**	29,467	4,764
Minority interest	28	**2,286**	1,842	444
Net income	29	**53,717**	48,788	4,929

Total credit costs (3 + 12 +13 - 24)	30	**3,625**	-12,929	16,555

Net business profit before credit costs	31	**101,177**	65,952	35,225

<Number of subsidiaries/affiliates>

	Sep. 2005	Mar. 2005	Change
Consolidated subsidiaries	**21**	19	2
Affiliates (subject to the equity method)	**9**	9	-

(Non-consolidated)

		Millions of Yen			% change
		1HFY2005	1HFY2004	Change	
Gross profits	1	**146,897**	114,893	32,003	27.9
excluding Net gains on bonds (1-8-17)	2	**128,029**	101,211	26,817	26.5
Net trust fees	3	**32,083**	37,253	-5,170	-13.9
Principal guaranteed trust a/c credit costs	4	**1,330**	3,126	-1,796	-57.5
Net losses on direct write-offs	5	**1,424**	2,969	-1,545	-52.0
Losses on sales of loans	6	**-94**	156	-250	-160.5
Trust fees from principal guaranteed trust a/c	7	**9,908**	15,483	-5,574	-36.0
Net capital gains on sale of securities	8	**1**	-	1	-
Other trust fees	9	**23,504**	24,896	-1,392	-5.6
Net interest income	10	**68,497**	68,948	-450	-0.7
Domestic	11	**58,178**	50,209	7,968	15.9
International	12	**10,319**	18,738	-8,419	-44.9
Net fees and commissions	13	**24,106**	15,095	9,011	59.7
Domestic	14	**24,747**	15,205	9,542	62.8
Net gains on trading	15	**2,418**	1,454	963	66.2
Others	16	**19,791**	-7,859	27,650	351.8
Net capital gains on bonds	17	**18,866**	13,681	5,185	37.9
Net gains on financial derivatives	18	**-2,760**	-23,585	20,824	88.3
General and administrative expenses	19	**60,201**	56,581	3,620	6.4
Personnel expenses	20	**23,587**	22,230	1,356	6.1
Non-personnel expenses excluding taxes	21	**33,468**	30,945	2,523	8.2
Taxes other than income taxes	22	**3,145**	3,405	-259	-7.6
Net business profit before credit costs (1+4-19)	23	**88,025**	61,438	26,587	43.3
excluding Net capital gains on bonds (23-8-17)	24	**69,157**	47,756	21,401	44.8
Net transfer to general reserves	25	**-**	-	-	-
Net business profit	26	**86,695**	58,312	28,383	48.7
Net non-recurring profit	27	**-9,783**	547	-10,331	-1,886.5
Net gains on stocks	28	**6,897**	7,866	-968	-12.3
Gains on sale of stocks	29	**7,991**	10,803	-2,812	-26.0
Losses on sale of stocks	30	**782**	634	147	23.3
Losses on devaluation of stocks	31	**311**	2,302	-1,991	-86.5
Banking a/c net credit costs	32	**5,999**	637	5,361	840.6
Net losses on direct write-offs	33	**5,850**	771	5,078	658.2
Net transfer to specific loan loss reserves	34	**-**	-	-	-
Net transfer to reserves for loans to borrowers in specific foreign countries	35	**-**	-	-	-
Losses on sales of loans	36	**149**	-133	282	211.6
Others	37	**-10,681**	-6,680	-4,001	-59.9
Net gains on stock related derivatives	38	**-4,862**	-1,521	-3,341	-219.6
Amortization of net actuarial losses/prior service cost	39	**2,764**	4,040	-1,276	-31.6
Net operating income	40	**76,912**	58,860	18,052	30.7
Extraordinary income	41	**4,513**	16,647	-12,134	-72.9
Net gains on disposal of fixed assets	42	**-208**	-525	316	60.3
Losses on impairment of fixed assets	43	**67**	76	-8	-10.8
Reversal of reserves	44	**3,864**	16,936	-13,071	-77.2
Amortized cost of net transition obligation for employee retirement benefit	45	**-**	1,829	-1,829	-100.0
Net gains on collection from write-offs	46	**925**	2,143	-1,217	-56.8
Net income before income taxes	47	**81,425**	75,507	5,917	7.8
Income taxes	48	**45**	45	0	0.7
Deferred income taxes	49	**31,642**	29,158	2,483	8.5
Net income	50	**49,737**	46,303	3,433	7.4

Total credit costs (4 + 25 + 32 - 45)	51	**3,465**	-13,172	16,637	126.3

2. Unrealized gains/losses on investment securities

(1) Banking a/c

(Consolidated)

	Millions of Yen						
	Sep. 2005			Mar. 2005			Change of net
	Net	Unrealized gains	Unrealized losses	Net	Unrealized gains	Unrealized losses	
Held-to-maturity debt securities	**1,732**	**1,816**	**83**	4,697	4,702	5	-2,964
Available-for-sale securities	**251,594**	**285,246**	**33,652**	192,855	221,419	28,563	58,738
Total	**253,327**	**287,063**	**33,736**	197,552	226,122	28,569	55,774
Japanese stocks	**255,380**	**267,788**	**12,407**	193,135	206,286	13,150	62,244
Japanese bonds	**-5,076**	**2,460**	**7,537**	7,869	8,218	349	-12,945
Foreign securities and others (*1)	**3,023**	**16,814**	**13,791**	-3,452	11,616	15,069	6,475
(Net unrealized gains on available-for-sale securities, net of tax)	**151,986**	―――	―――	116,628	―――	―――	35,357

(*1) Most part of securities categorized in "Foreign securities and others" are US Treasuries and German Bunds. The figures in the tables are translated in Japanese Yen.
Although the value is shown in Japanese Yen, those bonds are funded by repo transactions. Thus there is no foreign exchange rate risk.
Net unrealized gain on " Investment in affiliates " : Sep. 2005: 12,250 million yen, Mar. 2005: 11,373 million yen

(Non-consolidated)

	Millions of Yen						
	Sep. 2005			Mar. 2005			Change of net
	Net	Unrealized gains	Unrealized losses	Net	Unrealized gains	Unrealized losses	
Held-to-maturity debt securities	**1,638**	**1,719**	**80**	4,545	4,549	4	-2,906
Investment in affiliates	**1,586**	**1,586**	**-**	1,440	1,440	-	145
Available-for-sale securities	**251,162**	**284,597**	**33,435**	192,520	220,929	28,409	58,641
Total	**254,387**	**287,902**	**33,515**	198,506	226,920	28,413	55,880
Japanese stocks	**256,720**	**269,127**	**12,407**	194,416	207,567	13,150	62,303
Japanese bonds	**-5,076**	**2,460**	**7,536**	7,868	8,217	349	-12,944
Foreign securities and others (*1)	**2,742**	**16,315**	**13,572**	-3,778	11,135	14,913	6,521
(Net unrealized gains on available-for-sale securities, net of tax)	**149,165**	―――	―――	114,337	―――	―――	34,827

(*1) Most part of securities categorized in "Foreign securities and others" are US Treasuries and German Bunds. The figures in the tables are translated in Japanese Yen.
Although the value is shown in Japanese Yen, those bonds are funded by repo transactions. Thus there is no foreign exchange rate risk.

(2) Principal guaranteed trust a/c

(Non-consolidated)

	Millions of Yen		
	Net		Change of net
	Sep. 2005	Mar. 2005	
Total	**293**	549	-255
Japanese stocks	**-**	-	-
Japanese bonds	**293**	549	-255
Foreign securities and others	**-**	-	-

3. BIS capital ratio (Consolidated)

	Millions of Yen			
	Sep. 2005	Mar. 2005	Sep. 2004	Change from Mar. 2005
Total capital	**1,528,567**	1,489,403	1,505,617	39,164
Tier I	**924,379**	861,795	839,779	62,583
Minority interest in consolidated subsidiaries	**108,588**	85,208	90,802	23,379
Non-cumulative preferred capital notes	**83,000**	83,000	83,000	(-)
Tier II	**636,988**	658,718	670,778	-21,730
Upper Tier II	**330,088**	322,318	309,878	7,769
Net unrealized gains on available-for-sale securities, net of tax	**115,038**	88,265	61,225	26,772
Revaluation surplus on land, after 55% discount	**1,307**	1,378	1,393	-70
General reserves	**44,642**	44,075	58,659	567
Perpetual subordinated debts	**169,100**	188,600	188,600	-19,500
Lower Tier II	**306,900**	336,400	360,900	-29,500
Termed subordinated debts, etc.	**306,900**	336,400	360,900	-29,500
Deduction (double gearing)	**32,799**	31,110	4,939	1,689
Total risk adjusted assets	**13,694,266**	11,914,889	11,364,083	1,779,377
On-balance-sheet items	**12,416,807**	11,031,445	10,437,249	1,385,361
Off-balance-sheet items	**1,205,215**	828,899	840,804	376,315
Market risk equivalent	**72,244**	54,544	86,029	17,700
BIS capital ratio	**11.16%**	12.50%	13.24%	-1.34%
(Tier I ratio)	**6.75%**	7.23%	7.38%	-0.48%

Note: Non-consolidated BIS capital ratio and Tier I ratio are 11.29% and 6.72%, respectively.

4. Adequacy for calculating and posting net deferred tax assets

1. Adequacy for calculating and posting net deferred tax assets (Non-consolidated)

The recoverability of deferred tax assets is estimated from future taxable income that is estimated based on the mid-term plan as well as historical financial performance.

Although material amount of loss carried forwards exists at the end of the first half fiscal year 2005, it is due to extraordinary causes in the past.
Thus, the proviso of item 4 of the practical guideline, " Treatment for audit of recoverability of deferred tax assets" is applicable.
And net deferred tax assets are posted based on the tax planning with limits of not more than the total future taxable income in reasonable term for estimation (5 years).

There are negative numbers for taxable income in the past five years, but those are due to extraordinary causes as following;

- Devaluation of stocks
- Proactive final disposition of non-performing loans in line with Japanese government's policy
- Acceleration of unwinding of cross share-holdings to meet the regulation

	Billions of Yen				
	FY2004	FY2003	FY2002	FY2001	FY2000
Taxable income before deduction of loss carry forwards	**103.2**	33.8	-221.2	52.4	-122.4
Net business profit before credit costs	**148.2**	145.0	158.8	150.2	144.1

2. Estimated amount for future taxable income (Non-consolidated)

Net business profit before credit costs, income before income taxes, and taxable income which are used for estimation of future tax income

	Billions of Yen
	Total from FY2005 to FY2009
Net business profit before credit costs	824.5
Income before income taxes	666.1
Taxable income before deduction of existing deferred tax assets factors	700.1
Effective tax rate for calculation of deferred tax assets	40.61%

3. Major factors for deferred tax assets and deferred tax liabilities (Non-consolidated)

	Billions of Yen	
	Sep. 2005	Mar. 2005
Deferred tax assets	**122.0**	154.4
Reserves for possible loan losses (including taxable losses on write-offs)	**8.7**	27.4
Devaluation of securities	**32.5**	34.1
Reserves for employee retirement benefit	**11.4**	11.3
Loss carry forwards	**52.3**	56.2
Others	**20.9**	29.8
Valuation allowance	**-4.0**	-4.5
Deferred tax liabilities	**105.0**	81.9
Net unrealized gains on available-for-sale securities	**101.9**	78.1
Others	**3.0**	3.7
Net deferred tax assets (on the balance sheet)	**17.0**	72.5

4. Percentage to capital (Non-consolidated)

	Billions of Yen		
	Sep. 2005	Mar. 2005	Change
Net deferred tax assets (A)	**17.0**	72.5	-55.5
Tier I (B)	**898.0**	855.2	42.7
Percentage (A) / (B)	**1.8%**	8.4%	-6.6%

5. Major factors for deferred tax assets (Consolidated)

	Billions of Yen	
	Sep. 2005	Mar. 2005
Deferred tax assets	**141.8**	162.2
Reserves for possible loan losses (including taxable losses on write-offs)	**10.6**	29.5
Devaluation of securities	**32.5**	34.1
Reserve for employee retirement benefit	**15.7**	12.2
Loss carry forwards	**54.2**	59.1
Unrealized profit	**3.7**	4.8
Others	**29.4**	30.8
Valuation allowance	**-4.5**	-8.4
Deferred tax liabilities	**106.9**	81.9
Net unrealized gains on available-for-sale securities	**101.9**	78.2
Others	**4.9**	3.7
Net deferred tax assets (on the balance sheet)	**34.8**	80.3
Net deferred tax liabilities (on the balance sheet)	**0.0**	0.0

6. Percentage to capital (Consolidated)

	Billions of Yen		
	Sep. 2005	Mar. 2005	Change
Net deferred tax assets (A)	**34.8**	80.3	-45.4
Tier I (B)	**924.3**	861.7	62.5
Percentage (A) / (B)	**3.7%**	9.3%	5.6%

(*) Classification of companies in the practical guideline, the Japanese Institute of Certified Public Accountants ("JICPA") Industry Auditing Committee Report No. 66 Treatment for audit of recoverability of deferred tax assets (November 9, 2001)

Item 1: Companies which report taxable income every year, and the taxable income sufficiently exceeds temporary differences that will result in deductible amounts in the future years.

Item 2: Companies which show stable business performance but do not report taxable income enough for covering temporary differences that will result in deductible amounts in the future years.

Item 3: Companies which show unstable business performance and do not report taxable income enough for covering temporary differences that result in deductible amounts in the future.

Item 4: Companies which post material amount of loss carry forwards.

Proviso of item 4: Companies which post material amount of loss carry forwards but report taxable income every year except for extraordinary causes.

Item 5: Companies have post material amount of loss carry forwards for consecutive years (most commonly 3 years and more).

5. Cross shareholdings

(1) Cross shareholdings (Market price available)

(Consolidated)

	Billions of Yen		
	Sep. 2005	Mar. 2005	Sep. 2004
Cost basis (A)	**435.9**	440.2	430.7
Mark-to-market basis	**691.3**	633.3	572.9
Tier I (B)	**924.3**	861.7	839.7
Percentage (A) / (B)	**47.1%**	51.0%	51.2%

(2) Unwinding of cross shareholdings (Cost basis)
(Non-consolidated)

	Billions of Yen			
	FY2005		FY2004	
	Full FY2005	**1HFY2005**	Full FY2004	1HFY2004
Actual	---------	**8.2**	30.7	23.0

6. Assets classified under the Financial reconstruction law (After partial direct write-offs)

(1) Banking a/c (Non-consolidated)

	Millions of Yen				
	Sep. 2005	Mar. 2005	Sep. 2004	Change from Mar. 2005	Change from Sep. 2004
Assets classified under the Financial reconstruction law (a)	**126,501**	167,149	196,538	-40,647	-70,037
Loans in bankrupt and practically bankrupt	**38,841**	10,381	72,361	28,459	-33,520
Doubtful loans	**19,419**	86,716	43,381	-67,296	-23,961
Substandard loans (b)	**68,241**	70,051	80,796	-1,810	-12,555
Ordinary assets	**10,593,765**	9,444,250	9,109,952	1,149,515	1,483,813
Loans to substandard debtors (excluding Substandard loans) (c)	**2,453**	1,698	18,798	755	-16,344
Loans to special mention debtors (excluding (b) and (c))	**279,389**	334,604	409,553	-55,215	-130,164
Loans to ordinary debtors	**10,311,922**	9,107,947	8,681,599	1,203,975	1,630,322
Total loan balance (d)	**10,720,267**	9,611,399	9,306,491	1,108,867	1,413,776
Ratio to total loan balance (a) / (d)	**1.2%**	1.7%	2.1%	-0.5%	-0.9%
Loans to substandard debtors (b)+(c)	**70,694**	71,749	99,594	-1,054	-28,899

Note: Partial direct write-offs: Sep. 2005: 87.6billion Yen, Mar. 2005: 72.3 billion Yen, Sep. 2004: 63.3 billion Yen

(2) Principal guaranteed trust a/c (Non-consolidated)

	Millions of Yen				
	Sep. 2005	Mar. 2005	Sep. 2004	Change from Mar. 2005	Change from Sep. 2004
Assets classified under the Financial reconstruction law (e)	**14,807**	17,054	26,463	-2,246	-11,655
Loans in bankrupt and practically bankrupt	**3,363**	5,079	6,839	-1,716	-3,476
Doubtful loans	**1,228**	1,402	4,501	-174	-3,273
Substandard loans (f)	**10,216**	10,571	15,121	-355	-4,904
Ordinary assets	**624,081**	718,871	821,829	-94,790	-197,748
Loans to substandard debtors (excluding Substandard loans) (g)	**239**	303	551	-63	-311
Loans to special mention debtors (excluding (f) and (g))	**11,724**	13,819	17,540	-2,095	-5,815
Loans to ordinary debtors	**612,116**	704,747	803,737	-92,631	-191,621
Total loan balance (h)	**638,888**	735,925	848,292	-97,036	-209,403
Ratio to total loan balance (e) / (h)	**2.3%**	2.3%	3.1%	0.0%	-0.8%
Loans to substandard debtors (f)+(g)	**10,456**	10,875	15,672	-419	-5,216

(3) Banking a/c and principal guaranteed trust a/c combined (Non-consolidated)

	Millions of Yen				
	Sep. 2005	Mar. 2005	Sep. 2004	Change from Mar. 2005	Change from Sep. 2004
Assets classified under the Financial reconstruction law (A)	**141,309**	184,203	223,001	-42,894	-81,692
Loans in bankrupt and practically bankrupt	**42,204**	15,461	79,201	26,742	-36,997
Doubtful loans	**20,647**	88,119	47,882	-67,471	-27,235
Substandard loans (B)	**78,457**	80,623	95,917	-2,165	-17,460
Ordinary assets	**11,217,847**	10,163,121	9,931,782	1,054,725	1,286,065
Loans to substandard debtors (excluding substandard loans) (C)	**2,693**	2,002	19,350	691	-16,656
Loans to special mention debtors (excluding (B) and (C))	**291,113**	348,424	427,094	-57,310	-135,980
Loans to ordinary debtors	**10,924,039**	9,812,694	9,485,337	1,111,344	1,438,701
Total loan balance (D)	**11,359,156**	10,347,325	10,154,783	1,011,831	1,204,372
Ratio to total loan balance (A) / (D)	**1.2%**	1.8%	2.2%	-0.6%	-1.0%
Loans to substandard debtors (B)+(C)	**81,151**	82,625	115,267	-1,474	-34,116

(4) Reserve ratio for loans to special mention/ordinary debtors (general reserves) (Banking a/c) (Non-consolidated)

	Percentage points				
	Sep. 2005	Mar. 2005	Sep. 2004	Change from Mar. 2005	Change from Sep. 2004
Special mention	**8.1**	7.6	9.5	0.5	-1.4
Substandard debtors	**10.8**	15.6	13.8	-4.8	-3.0
Against uncovered portion	**30.8**	32.2	43.1	-1.4	-12.3
Other than substandard debtors	**7.4**	5.9	8.5	1.5	-1.1
Ordinary debtors	**0.1**	0.1	0.1	0.0	0.0

Note: Reserve ratio = general reserves/loan amount

(5) Asset classified under the Financial reconstruction law as of September 30, 2005 (Non-consolidated)

(Banking a/c) (in millions of Yen)

	Balance	Coverage ratio	Collateral/Reserves		Reserve ratio
Loans in bankrupt/ practically bankrupt (A)	(a) 38,841 (10,381)	100% (100%)	Specific loan loss reserves (b)	553	100% (100%)
			Guarantee and collateral (c)	38,288	(b) / ((a)-(c))
Doubtful loans (B)	(d)		Uncovered	1,293	88%
	19,419	93%	Specific loan loss reserves (e)	9,856	(82%)
	(86,716)	(93%)	Guarantee and collateral (f)	8,270	(e) / ((d)-(f))
Substandard loans (C)	(g)		Uncovered	17,088	30%
	68,241	74%	General reserves (h)	7,423	(31%)
	(70,051)	(66%)	Guarantee and collateral (i)	43,730	(h) / ((g)-(i))
Ordinary assets	10,593,765 (9,444,250)		General reserves	33,524	
			Reserves for loans to borrowers in specific foreign countries	238	
Total	10,720,267 (9,611,399)		Total of (A), (B) and (C)	126,501 (167,149)	Ratio to total loan balance 1.2%

(Principal guaranteed trust a/c) (in millions of Yen)

	Balance	Coverage Ratio	Collateral/Reserves		Reserves for principal
Loans in bankrupt/ practically bankrupt (D)	3,363 (5,079)	100% (100%)	Guarantee and collateral	3,363	5,431 Reserves for loan trust
Doubtful loans (E)	1,228 (1,402)	89% (68%)	Uncovered	130	524
			Guarantee and collateral	1,098	Reserves for JOMT (Jointly-operated money trust)
Substandard loans (F)	10,216 (10,571)	54% (53%)	Uncovered	4,656	
			Guarantee and collateral	5,560	
Ordinary assets	624,081 (718,871)				
Total	638,888 (735,925)		Total of (D), (E) and (F)	14,807 (17,054)	Ratio to total loan balance 2.3%

(Banking a/c and principal guaranteed trust a/c combined)

Grand total	11,359,156 (10,347,325)	Total of (A),(B),(C),(D),(E) and (F)	141,309 (184,203)	Ratio to grand total loan balance 1.2%

Note: Numbers in parenthesis are as of Mar. 2005

7. Forecast for FY2005

	Billions of Yen				
	FY2005				
	<For reference> Previous forecast as of May 2005	**Forecast for FY2005(A)**	1HFY2005 (Actual)	FY2004 (Actual) (B)	Change (A)-(B)
(Consolidated)					
Net business profits before credit costs	170.0	**185.0**	101.1	161.1	23.8
Net operating income	140.0	**155.0**	87.9	134.1	20.8
Net income	80.0	**95.0**	53.7	96.8	-1.8
(Non-consolidated)					
Net business profits before credit costs	150.0	**160.0**	88.0	148.2	11.7
Credit costs (a)	20.0	**15.0**	7.3	17.6	-2.6
Other non-recurring items	-10.0	**-10.0**	-3.7	-9.9	-0.0
Net operating income	120.0	**135.0**	76.9	120.5	14.4
Extraordinary income	0.0	**10.0**	4.5	19.4	-9.4
Reversal of reserves (b)	0.0	**10.0**	3.8	19.1	-9.1
Net income	72.0	**85.0**	49.7	84.7	0.2
Total credit costs (a)-(b)	20.0	**5.0**	3.4	-1.4	6.4
Dividend per common stock (Yen)	12.00	**12.00**	6.00	12.0	-
Consolidated dividend payout ratio	24.99	**21.09**	--------	20.04	1.05

Note: Forecast is subject to change

8. Mid-term financial target

Sumitomo Trust has set up a mid-term financial target for FY 2008 in May 2005 as follows. Over 200 billion yen in consolidated net business profit before credit costs, over 100 billion yen in consolidated net income, and a 10% level consolidated ROE.

To realize the above, Sumitomo Trust is promoting each business group's business strategy and actively working on strategic investment and alliance, which will contribute group's business strategy. Below are the achievements made in this fiscal year.

1. In April, acquired "Matsushita Leasing & Credit Co., Ltd. (renamed to Sumishin Matsushita Financial Services Co., Ltd. in May)" as subsidiary company. In May, established consulting company specialized in private banking business, "STB Wealth Partners Co., Limited". In October, acquired real estate secured finance company, "First Credit Corporation" and announced joint establishment of Internet-based bank with SBI Group which has expertise and experience in Internet business. In addition, made business and capital alliance with SBI Group.
2. Retail finance business providing services to individual customers and real estate business conducting brokerage and securitization business are achieving higher than the projection due to the increase of fee income. These two businesses are the engine for this half fiscal year's increase in net business profit before credit costs.

Based on these achievements and with the object of enhancing profitability and growth speed for the group, Sumitomo Trust has moved up its mid-term financial target one year in advance to FY2007.

	Billions of Yen		
	FY2004 Actual	FY2005 Forecast	**FY2007 Target**
(Consolidated)			
Net business profits before credit costs	161.1	185.0	**Over 200**
Net income	96.8	95.0	**Over 100**
ROE	11.83%	10%	**10%**

II. Supplementary information I

1. Total risk adjusted assets, capital and deferred tax assets (Consolidated)

	Billions of Yen			
	Total risk adjusted assets	Capital		
		Total	Tier I	Tier II
Sep. 2004	11,364.0	1,505.6	839.7	670.7
Mar. 2005	11,914.8	1,489.4	861.7	658.7
Sep. 2005	**13,694.2**	**1,528.5**	**924.3**	**636.9**

	Billions of Yen	
	Deferred tax assets	BIS capital ratio
Sep. 2004	130.4	13.24%
Mar. 2005	80.3	12.50%
Sep. 2005	**34.8**	**11.16%**

2. Net business profit (Non-consolidated)

	Billions of Yen			
	Net business profit before net transfer to general reserves	Net business profit	Net business profit before principal guaranteed a/c credit costs	
			Before net transfer to general reserves	
1HFY2004	58.3	58.3	61.4	61.4
FY2004	142.1	142.1	148.2	148.2
1HFY2005	86.6	86.6	88.0	88.0
FY 2005 (Forecast)	160.0	160.0	160.0	160.0

3. Non-performing loans

(1) Credit costs

(Consolidated)

	Billions of Yen			
	Net transfer to general reserves (a)	Banking a/c credit costs (*) (b)	Principal guaranteed trust a/c credit costs (c)	Total credit costs (a)+(b)+(c)
1HFY 2004	-	-16.0	3.1	-12.9
FY2004	-	-6.1	6.1	-0.0
1HFY 2005	-	2.2	1.3	3.6

(*) For banking a/c credit costs, the sum of credit costs is booked to be non-recurring loss. However, in the table above,
16.7 billion yen of reversal of reserves (extraordinary income item) is included for 1HFY2004,
17.8 billion yen of reversal of reserves (extraordinary income item) is included for FY2004, and
4.0 billion yen of reversal of reserves (extraordinary income item) is included for 1HFY2005.

(Non-consolidated)

	Billions of Yen			
	Net transfer to general reserves (a)	Banking a/c credit costs (*) (b)	Principal guaranteed trust a/c credit costs (c)	Total credit costs (a)+(b)+(c)
1HFY 2004	-	-16.2	3.1	-13.1
FY2004	-	-7.5	6.1	-1.4
1HFY2005	-	2.1	1.3	3.4
FY 2005 (Forecast)	0.0	5.0	0.0	5.0

(*) For banking a/c credit costs, the sum of credit costs is booked to be non-recurring loss. However, in the table above,
16.9 billion yen of reversal of reserves (extraordinary income item) is included for 1HFY2004,
19.1 billion yen of reversal of reserves (extraordinary income item) is included for FY2004,
3.8 billion yen of reversal of reserves (extraordinary income item) is included for 1HFY2005, and
10.0 billion yen of reversal of reserves (extraordinary income item) is included for FY2005 (Forecast).

(2) Outstanding amount (Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

(Classification under self-assessment)

	Billions of Yen				
	Legally/ virtually bankrupt (a)	Potentially bankrupt (b)	Potentially bankrupt or worse categories (a)+(b)	Special mention (=Watch list) including Substandard (c)	(a)+(b)+(c)
Sep. 2004	79.2	47.9	127.1	542.4	669.4
Mar. 2005	15.5	88.1	103.6	431.0	534.6
Sep. 2005	**42.2**	**20.6**	**62.9**	**372.3**	**435.1**

(Classification under the Financial reconstruction law)

	Billions of Yen	
	Substandard Loans (d)	(a)+(b)+(d)
Sep. 2004	95.9	223.0
Mar. 2005	80.6	184.2
Sep. 2005	**78.5**	**141.3**

(3) Final disposal and new entry (Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

a. Outstanding amount

	Billions of Yen		
	Loans in bankrupt/ practically bankrupt	Doubtful loans	Total
Sep. 2004	79.2	47.9	127.1
Mar. 2005	15.5	88.1	103.6
Sep. 2005	**42.2**	**20.6**	62.9
New entry during 1HFY2005	1.4	5.1	6.4
Final disposal during 1HFY2005	-8.6	-38.6	-47.2
Category migration during 1HFY2005	33.9	-33.9	-
Net	26.7	-67.5	-40.7

b. Breakdown by disposal methods

	Billions of Yen				
	Liquidation	Reconstruction	Financial condition improvement along with reconstruction	Outright Sale	
					Sale to RCC
FY2004	19.5	2.4	0.3	35.6	-
1HFY2005	0.0	2.5	14.4	0.1	-

	Billions of Yen				
	Direct write-offs	Others			Total
		Total	Collection/repayment	Financial condition improvement	
FY2004	-36.2	90.7	88.8	1.9	112.3
1HFY2005	10.9	19.2	16.8	2.4	47.2

(4) Financial support to debtors (Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

	1HFY2005		
	Amount (Billions of Yen)	Number of companies	Company name
Debt forgiveness	-	-	----------
Based on private sector resolution guideline	-	-	----------
Debt to equity swap	-	-	----------
Preferred stock	-	-	----------
Others	22.5	1	Sumitomo Mitsui Construction Co., Ltd (*)
Total	22.5	1	----------

Note: Based on public announcement

(*) Voluntary extinguishment of preferred stock (90% of Issue Price)

(5) Cash reserves and cash reserve ratio for each category of debtor (Banking a/c) (Non-consolidated)

		Sep. 2005		Mar. 2005	
		Cash reserve ratio	Cash reserves(*) (Billions of Yen)	Cash reserve ratio	Cash reserves(*) (Billions of Yen)
Loans to bankrupt and practically bankrupt debtors	against uncovered portion	**100.0%**	**0.5**	100.0%	0.9
Loans to doubtful debtors	against uncovered portion	**88.4%**	**9.8**	82.8%	25.7
Loans to substandard debtors	against uncovered portion against loan amount	**30.8%** **10.8%**	**7.6**	32.2% 15.6%	11.2
Loans to special mention debtors (excluding Loans to substandard debtors)	against loan amount	**7.4%**	**20.8**	5.9%	19.9
Loans to ordinary debtors	against loan amount	**0.1%**	**12.4**	0.1%	11.0

		Sep. 2004	
		Cash reserve ratio	Cash reserves(*) (Billions of Yen)
Loans to bankrupt and practically bankrupt debtors	against uncovered portion	100.0%	1.0
Loans to doubtful debtors	against uncovered portion	84.8%	21.7
Loans to substandard debtors	against uncovered portion against loan amount	43.1% 13.8%	13.7
Loans to special mention debtors (excluding Loans to substandard debtors)	against loan amount	8.5%	34.9
Loans to ordinary debtors	against loan amount	0.1%	8.6

(*) Cash reserves = General reserves or specific loan losses reserves

(6) Cash reserves for loans to substandard debtors calculated based on discount cash flow method (Banking a/c) (Non-consolidated)

	Numbers of applicable debtors	Cash reserves (Billions of Yen)	Reserve ratio against uncovered portion
Sep. 2004	15	30.6	42.2%
Mar. 2005	12	16.4	26.7%
Sep. 2005	**9**	**15.6**	**27.9%**

Note: Discount cash flow method is applied to the substandard debtors and part of special mention debtors with exposure of 5 billion yen or more.

(7) Non-performing loan ratio (Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

	Mar. 2003	Mar. 2004	Sep. 2004	Mar. 2005	Sep. 2005
The Financial reconstruction law basis	3.6%	2.8%	2.2%	1.8%	1.2%

4. Cross shareholdings

(1) Cross shareholdings (Market price available)

(Consolidated)

	Billions of Yen		
	Cost basis	Mark-to-market basis	Tier I
Sep. 2004	430.7	572.9	839.7
Mar. 2005	440.2	633.3	861.7
Sep. 2005	**435.9**	**691.3**	**924.3**

(2) Unwinding of cross shareholdings (Cost basis)

(Non-consolidated)

	Billions of Yen
	Total
FY2004	30.7
1HFY2005	8.2

(3) Losses on devaluation of stocks (Non-consolidated)

	Billions of Yen	
	Net gains/losses of stocks	
		Losses on devaluation of stocks
FY2004	13.6	-4.2
1HFY2005	6.8	-0.3

5. Loans

(1) Loans to small and mid-sized corporations (Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

	Loan amount (Billions of Yen)	Loan ratio (%)
Sep. 2004	3,966.1	42.4
Mar. 2005	4,286.0	45.2
Sep. 2005	**4,613.5**	**45.2**

(2) Loans by industry (Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

		Billions of Yen				
			Risk managed loans			
		Total amount	Loans more than 3 months past	Restructured loans	Other delinquent loans	Loans in bankruptcy proceedings
Wholesale and retail	Mar. 2005	790.0	-	0.8	1.8	2.8
	Sep. 2005	881.2	-	3.1	0.6	0.2
Construction	Mar. 2005	176.8	0.1	14.4	17.0	-
	Sep. 2005	166.8	-	18.4	0.3	0.9
Real estate	Mar. 2005	1,247.0	-	3.8	58.9	0.3
	Sep. 2005	1,310.0	-	2.8	39.5	0.4
Finance and insurance	Mar. 2005	1,925.9	-	-	1.7	0.1
	Sep. 2005	2,129.3	-	-	0.3	0.1

III. Supplementary information II

1. Return on equity

(consolidated)

	1HFY2005	1HFY2004	Change
Return (Net income) on equity	**11.35%**	12.56%	-1.21%

(Non-consolidated)

	1HFY2005	1HFY2004	Change
Return (Net business profit before trust a/c credit costs) on equity	**18.79%**	15.71%	3.08%
Return (Net business profit before credit costs) on equity	**18.79%**	15.71%	3.08%
Return (Net income) on equity	**10.61%**	11.84%	-1.23%
	Millions of Yen		
Total stockholder's equity (ending balance)	**970,505**	830,442	140,062
Net unrealized gains/losses on available-for-sale securities, net of tax	**149,165**	80,126	69,039

2. Spread (Non-consolidated)

(1) Domestic banking a/c

	Percentage points		
	1HFY2005	1HFY2004	Change
Average yield on interest-earning assets (A)	**1.16**	1.16	0.00
Loans and bills discounted (a)	**1.14**	1.27	-0.13
Bonds (b)	**1.04**	0.80	0.24
Average yield on interest-bearing liabilities (B)	**0.24**	0.26	-0.02
Deposits (c)	**0.20**	0.21	-0.01
Gross margin (A) - (B)	**0.92**	0.90	0.02
Loan-deposit margin (a) - (c)	**0.94**	1.06	-0.12

(2) Domestic banking a/c and principal guaranteed trust a/c combined

	Percentage points		
	1HFY2005	1HFY2004	Change
Average yield on interest-earning assets (A)	**1.20**	1.24	-0.04
Loans and bills discounted (a)	**1.16**	1.31	-0.15
Bonds (b)	**1.05**	0.86	0.19
Average yield on interest-bearing liabilities (B)	**0.18**	0.19	-0.01
Deposits (c)	**0.17**	0.17	0.00
Gross margin (A) - (B)	**1.02**	1.05	-0.03
Loan-deposit margin (a) - (c)	**0.99**	1.14	-0.15

3. Breakdown of gains/losses on securities (Non-consolidated)

(1) Bond related

	Millions of Yen		
	1HFY2005	1HFY2004	Change
Net gains/losses on bonds	**18,866**	13,681	5,185
Gains on sale of bonds	**25,076**	21,976	3,099
Gains on redemption of bonds	**-**	-	-
Losses on sale of bonds	**6,209**	8,294	-2,085
Losses on redemption of bonds	**-**	-	-
Losses on devaluation of bonds	**-**	-	-

(2) Stock related

	Millions of Yen		
	1HFY2005	1HFY2004	Change
Net gains/losses on stocks	**6,897**	7,866	-968
Gains on sale of stocks	**7,991**	10,803	-2,812
Losses on sale of stocks	**782**	634	147
Losses on devaluation of stocks (*)	**311**	2,302	-1,991

(*) The Bank applies the rule for stock valuation as follows under Japanese GAAP.

- Values of the stocks whose market values are obtainable in the markets are determined on the basis of the 1-month-average of their daily closing prices during September 2005 (the closing month of 1HFY2005).
- The Bank adopts the standard for devaluation of stocks shown below.

Standard for devaluation of stocks

	Less than 30%	30 - 50%	More than 50%
Stocks of ordinary debtors			To be devaluated
Stocks of special mention or worse debtors		To be devaluated	To be devaluated

Devaluation of listed stocks

	Millions of Yen		
	Less than 30%	30 - 50%	More than 50%
Stocks of ordinary debtors	-	-	-
Stocks of special mention or worse debtors	-	-	-

4. Unrealized gains/losses on financial derivatives

(1) Unrealized gains/losses on financial derivatives reflected upon the statement of income

(Consolidated)

	Millions of Yen		
	Sep. 2005	Mar. 2005	Change
Interest rate related	**21,125**	13,768	7,356
Interest rate swaps	**26,589**	24,474	2,114
Currency related	**12,130**	6,931	5,198
Stock related	**-878**	38	-916
Bond related	**-226**	-693	466
Commodity related	**-0**	-	-0
Credit derivatives	**-105**	1	-106
Total	**32,045**	20,046	11,998

(Non-consolidated)

	Millions of Yen		
	Sep. 2005	Mar. 2005	Change
Interest rate related	**21,131**	13,777	7,353
Interest rate swaps	**26,595**	24,483	2,112
Currency related	**12,130**	6,931	5,198
Stock related	**-878**	38	-916
Bond related	**-226**	-693	466
Commodity related	**-0**	-	-0
Credit derivatives	**-105**	1	-106
Total	**32,051**	20,056	11,995

(2) Derivatives to which hedge accounting is applicable

(Non-consolidated)

	Millions of Yen		
	Sep. 2005	Mar. 2005	Change
Interest rate related	**2,576**	22,869	-20,293
Interest rate swaps	**2,576**	22,869	-20,293
Currency related	**-82**	-180	98
Total	**2,494**	22,688	-20,194

5. General & administrative expenses (Non-consolidated)

	Millions of Yen		
	1HFY2005	1HFY2004	Change
General & administrative expenses	**60,201**	56,581	3,620
Personnel expenses	**23,587**	22,230	1,356
Non-personnel expenses excluding taxes	**33,468**	30,945	2,523
Taxes other than income taxes	**3,145**	3,405	-259

6. Number of directors and employees (Non-consolidated)

	Sep. 2005	Mar. 2005	Change
Number of directors and statutory auditors	**16**	16	-
Statutory auditors	**5**	5	-
Number of employees (*)	**5,028**	4,991	37

(*) Including clerical staff, and staff dispatched from other companies. Not including part-timers.

7. Number of branches and subsidiaries (Non-consolidated)

	Sep. 2005	Mar. 2005	Change
Number of domestic branches (*1)	**51**	51	-
Number of overseas branches	**4**	3	1
Number of overseas subsidiaries (*2)	**4**	4	-

(*1) Excluding satellite offices (10 offices in Sep. 2005 and 10 offices in Mar. 2005)

(*2) Excluding special purpose companies

8. Employee retirement benefits

(Consolidated)

		Millions of Yen		
		Sep. 2005	Mar. 2005	Change
Projected benefit obligation	(A)	**214,185**	198,046	16,139
(Discount rate)		**(2.0%)**	(2.0%)	(−%)
Plan assets	(B)	**240,803**	228,851	11,952
Reserves for employee retirement benefits	(C)	**9,998**	2,551	7,446
Advance benefit paid	(D)	**67,933**	67,450	483
Unrecognized net plan assets	(E)	**-**	-	-
Unrecognized net transition obligation	(F)	**-**	-	-
Unrecognized net prior service cost	(G)	**1,583**	1,739	-155
Unrecognized net actuarial loss	(A-B-C+D+E-F-G)	**29,734**	32,354	-2,620

	Millions of Yen		
	1HFY2005	1HFY2004	Change
Retirement benefit expenses	**3,554**	6,884	-3,330

(Non-consolidated)

		Millions of Yen		
		Sep. 2005	Mar. 2005	Change
Projected benefit obligation	(A)	**195,831**	195,007	823
(Discount rate)		**(2.0%)**	(2.0%)	(−%)
Plan assets	(B)	**232,275**	228,051	4,223
Reserves for employee retirement benefits	(C)	**183**	335	-152
Advance benefit paid	(D)	**67,933**	67,450	483
Unrecognized net plan assets	(E)	**-**	-	-
Unrecognized net transition obligation	(F)	**-**	-	-
Unrecognized net prior service cost	(G)	**1,583**	1,739	-155
Unrecognized net actuarial loss	(A-B-C+D+E-F-G)	**29,722**	32,331	-2,608

	Millions of Yen		
	1HFY2005	1HFY2004	Change
Retirement benefit expenses	**3,054**	6,596	-3,541
Service cost-benefits earned	**1,929**	2,086	-157
Interest cost on projected benefit obligation	**1,946**	1,903	42
Expected return on plan assets	**-3,893**	-3,727	-166
Amortization of net transition obligation	**-**	1,829	-1,829
Amortization of prior service cost	**155**	155	-
Amortization of net actuarial losses(*)	**2,608**	3,885	-1,276
Others (additional benefit at retirement, etc.)	**307**	461	-154

(*) Early application effect of "Accounting Standard for Employee Retirement Benefits" (issued by the Business Accounting Deliberation Council on June 16,1998) revised on March 16,2005 is included. This standard permits unrealized net plan assets regarded as assets or profit from FY2004.

9. Risk managed loans

(1) Banking a/c and principal guaranteed trust a/c combined (Consolidated)

		Millions of Yen				
		Sep. 2005	Mar. 2005	Sep. 2004	Change from Mar. 2005	Change from Sep. 2004
Risk managed loans	Loans in bankruptcy proceedings	**2,539**	4,712	13,407	-2,173	-10,867
	Other delinquent loans	**60,783**	98,830	113,317	-38,047	-52,534
	Loans more than 3 months past due	**16**	188	15	-172	1
	Restructured loans	**78,457**	80,450	95,917	-1,992	-17,460
	Total Loans under risk management	**141,795**	184,182	222,657	-42,386	-80,861
Partial direct write-offs: Sep. 2005: 89.7 billion yen, Mar. 2005: 74.8 billion yen, Sep. 2004: 67.1 billion yen						
Total Loan Balance		**10,358,048**	9,749,845	9,576,920	608,202	781,128

		Percentage points				
% to total loan balance	Loans in bankruptcy proceedings	**0.02**	0.05	0.14	-0.03	-0.12
	Other delinquent loans	**0.59**	1.01	1.18	-0.42	-0.59
	Loans more than 3 months past due	**0.00**	0.00	0.00	0.00	0.00
	Restructured loans	**0.76**	0.83	1.00	-0.07	-0.24
	Total Loans under risk management	**1.37**	1.89	2.32	-0.52	-0.95

(2) Banking a/c loans (Non-consolidated)

		Millions of Yen				
		Sep. 2005	Mar. 2005	Sep. 2004	Change from Mar. 2005	Change from Sep. 2004
Risk managed loans	Loans in bankruptcy proceedings	**2,208**	2,906	9,655	-697	-7,446
	Other delinquent loans	**55,554**	93,099	104,431	-37,544	-48,876
	Loans more than 3 months past due	**-**	173	-	-173	-
	Restructured loans	**68,241**	69,878	80,796	-1,637	-12,555
	Total Loans under risk management	**126,004**	166,056	194,882	-40,052	-68,877
Partial direct write-offs: Sep. 2005: 87.6 billion yen, Mar. 2005: 72.3 billion yen, Sep. 2004: 63.3 billion yen						
Total loan balance		**9,903,899**	9,035,826	8,752,611	868,073	1,151,288

		Percentage points				
% to total loan balance	Loans in bankruptcy proceedings	**0.02**	0.03	0.11	-0.01	-0.09
	Other delinquent loans	**0.56**	1.03	1.19	-0.47	-0.63
	Loans more than 3 months past due	**-**	0.00	-	-0.00	-
	Restructured loans	**0.69**	0.77	0.92	-0.08	-0.23
	Total Loans under risk management	**1.27**	1.84	2.23	-0.57	-0.96

(3) Principal guaranteed trust a/c loans (Non-consolidated)

		Millions of Yen				
		Sep. 2005	Mar. 2005	Sep. 2004	Change from Mar. 2005	Change from Sep. 2004
Risk managed loans	Loans in bankruptcy proceedings	**240**	1,737	3,650	-1,497	-3,410
	Other delinquent loans	**4,351**	4,745	7,691	-394	-3,339
	Loans more than 3 months past due	**-**	-	-	-	-
	Restructured loans	**10,216**	10,571	15,121	-355	-4,904
	Total Loans under risk management	**14,807**	17,054	26,463	-2,246	-11,655
Total loan balance		**638,888**	735,925	848,292	-97,036	-209,403

		Percentage points				
% to total loan balance	Loans in bankruptcy proceedings	**0.04**	0.24	0.43	-0.20	-0.39
	Other delinquent loans	**0.68**	0.64	0.91	0.04	-0.23
	Loans more than 3 months past due	**-**	-	-	-	-
	Restructured loans	**1.60**	1.44	1.78	0.16	-0.18
	Total Loans under risk management	**2.32**	2.32	3.12	0.00	-0.80

(4) Banking a/c and principal guaranteed trust a/c combined (Non-consolidated)

		Millions of Yen				
		Sep. 2005	Mar. 2005	Sep. 2004	Change from Mar. 2005	Change from Sep. 2004
Risk managed loans	Loans in bankruptcy proceedings	**2,448**	4,643	13,305	-2,194	-10,856
	Other delinquent loans	**59,906**	97,844	112,122	-37,938	-52,216
	Loans more than 3 months past due	**-**	173	-	-173	-
	Restructured loans	**78,457**	80,450	95,917	-1,992	-17,460
	Total Loans under risk management	**140,812**	183,111	221,345	-42,298	-80,532
Total Loan Balance		**10,542,788**	9,771,751	9,600,904	771,036	941,884

		Percentage points				
% to total loan balance	Loans in bankruptcy proceedings	**0.02**	0.05	0.14	-0.03	-0.12
	Other delinquent loans	**0.57**	1.00	1.17	-0.43	-0.60
	Loans more than 3 months past due	**-**	0.00	-	-0.00	-
	Restructured loans	**0.74**	0.82	1.00	-0.08	-0.26
	Total Loans under risk management	**1.34**	1.87	2.31	-0.53	-0.97

10. Final disposal of non-performing loans

(Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

(1) Loans outstanding in doubtful or worse categories as of Sep. 2000 and disposal thereafter

a. Outstanding amount

	Billions of Yen				
	Sep. 2000	Mar. 2001	Sep. 2001	Mar. 2002	Sep. 2002
Loans in bankrupt/practically bankrupt	112.1	82.7	89.9	38.4	55.9
Doubtful loans	614.7	377.5	277.7	240.2	159.4
Total	726.8	460.2	367.6	278.6	215.3

	Billions of Yen				
	Mar. 2003	Sep. 2003	Mar. 2004	Sep. 2004	Mar. 2005
Loans in bankrupt/practically bankrupt	14.3	13.0	6.2	63.8	3.2
Doubtful loans	72.7	72.0	64.3	2.2	1.3
Total	86.9	84.9	70.5	66.0	4.6

	Billions of Yen	
	Sep. 2005	Change from Mar. 2005
Loans in bankrupt/practically bankrupt	0.8	-2.5
Doubtful loans	1.2	-0.2
Total	**1.9**	**-2.6**
	(A)	**(B)**

b. Breakdown by disposal methods

	Billions of Yen	
	1HFY2005	
Liquidation	-	
Reconstruction	0.0	
Financial condition improvement along with reconstruction	2.3	
Outright sales	-	
Direct write-offs	-0.7	
Others	0.9	
Collection/repayment	0.9	
Financial condition improvement	-	
Total	**2.6**	**(B)**

c. Quasi final disposal or in the process of final disposal (out of **(A)**)

	Billions of Yen
	1HFY2005
Legal liquidation	1.8
Quasi legal liquidation	-
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	0.2
Entrusted to RCC	-
Total	1.9

(2) New entry to doubtful or worse categories during 2HFY2000 and disposal thereafter

a. Outstanding amount

	Billions of Yen					
	Mar. 2001	Sep. 2001	Mar. 2002	Sep. 2002	Mar. 2003	Sep. 2003
Loans in bankrupt/practically bankrupt	2.7	0.7	1.3	7.4	6.4	6.9
Doubtful loans	34.5	29.4	26.4	5.5	5.2	2.5
Total	37.2	30.1	27.6	12.8	11.6	9.5

	Billions of Yen				
	Mar. 2004	Sep. 2004	Mar. 2005	Sep. 2005	Change from Mar. 2005
Loans in bankrupt/practically bankrupt	6.1	5.7	0.8	0.5	-0.3
Doubtful loans	1.2	-	-	-	-
Total	7.3	5.7	0.8	**0.5**	**-0.3**
				(C)	**(D)**

b. Breakdown by disposal methods

	Billions of Yen
	1HFY2005
Liquidation	-
Reconstruction	0.4
Financial condition improvement along with reconstruction	-
Outright sales	-
Direct write-offs	-0.6
Others	0.4
Collection/repayment	0.4
Financial condition improvement	-
Total	**0.3** (D)

c. Quasi final disposal or in the process of final disposal (out of **(C)**)

	Billions of Yen
	1HFY2005
Legal liquidation	0.0
Quasi legal liquidation	-
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	0.5
Entrusted to RCC	-
Total	0.5

(3) New entry to doubtful or worse categories during 1HFY2001 and disposal thereafter

a. Outstanding amount

	Billions of Yen					
	Sep. 2001	Mar. 2002	Sep. 2002	Mar. 2003	Sep. 2003	Mar. 2004
Loans in bankrupt/practically bankrupt	3.4	2.8	1.5	2.7	1.2	0.8
Doubtful loans	54.6	46.1	33.9	22.5	14.8	10.6
Total	58.0	48.9	35.4	25.2	16.0	11.5

	Billions of Yen			
	Sep. 2004	Mar. 2005	Sep. 2005	Change from Mar. 2005
Loans in bankrupt/practically bankrupt	0.8	0.2	0.4	0.3
Doubtful loans	9.3	9.2	3.9	-5.3
Total	10.1	9.4	**4.3**	**-5.1**
			(E)	**(F)**

b. Breakdown by disposal methods

	Billions of Yen
	1HFY2005
Liquidation	-
Reconstruction	-
Financial condition improvement along with reconstruction	-
Outright sales	-
Direct write-offs	1.8
Others	3.3
Collection/repayment	3.3
Financial condition improvement	-
Total	**5.1** (F)

c. Quasi final disposal or in the process of final disposal (out of **(E)**)

	Billions of Yen
	1HFY2005
Legal liquidation	-
Quasi legal liquidation	-
Divided into good company and bad company	0.3
Residual of small amount loans after partial write-offs	-
Entrusted to RCC	-
Total	0.3

(4) New entry to doubtful or worse categories during 2HFY2001 and disposal thereafter

a. Outstanding amount

	Billions of Yen				
	Mar. 2002	Sep. 2002	Mar. 2003	Sep. 2003	Mar. 2004
Loans in bankrupt/practically bankrupt	4.8	2.5	2.1	1.3	0.9
Doubtful loans	111.7	53.7	17.0	8.1	5.2
Total	116.5	56.1	19.1	9.4	6.1

	Billions of Yen			
	Sep. 2004	Mar. 2005	Sep. 2005	Change from Mar. 2005
Loans in bankrupt/practically bankrupt	0.9	3.5	3.0	-0.5
Doubtful loans	4.2	1.3	1.3	-0.1
Total	5.1	4.8	**4.3**	**-0.6**
			(G)	**(H)**

b. Breakdown by disposal methods

	Billions of Yen	
	1HFY2005	
Liquidation	-	
Reconstruction	-	
Financial condition improvement along with reconstruction	-	
Outright sales	0.0	
Direct write-offs	-0.0	
Others	0.6	
Collection/repayment	0.5	
Financial condition improvement	0.1	
Total	**0.6**	**(H)**

c. Quasi final disposal or in the process of final disposal (out of **(G)**)

	Billions of Yen
	1HFY2005
Legal liquidation	-
Quasi legal liquidation	-
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	1.6
Entrusted to RCC	-
Total	1.6

(5) New entry to doubtful or worse categories during 1HFY2002 and disposal thereafter

a. Outstanding amount

	Billions of Yen				
	Sep. 2002	Mar. 2003	Sep. 2003	Mar. 2004	Sep. 2004
Loans in bankrupt/practically bankrupt	2.9	1.8	1.3	0.4	0.4
Doubtful loans	21.3	14.9	11.4	3.8	2.9
Total	24.2	16.7	12.7	4.2	3.3

	Billions of Yen		
	Mar. 2005	Sep. 2005	Change from Mar. 2005
Loans in bankrupt/practically bankrupt	0.2	0.1	-0.1
Doubtful loans	1.5	1.4	-0.0
Total	1.7	**1.5**	-0.1
		(I)	**(J)**

b. Breakdown by disposal methods

	Billions of Yen	
	1HFY2005	
Liquidation	-	
Reconstruction	-	
Financial condition improvement along with reconstruction	-	
Outright sales	0.0	
Direct write-offs	-0.1	
Others	0.2	
Collection/repayment	0.1	
Financial condition improvement	0.1	
Total	**0.1**	**(J)**

c. Quasi final disposal or in the process of final disposal (out of **(I)**)

	Billions of Yen
	1HFY2005
Legal liquidation	0.0
Quasi legal liquidation	-
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	0.1
Entrusted to RCC	-
Total	0.1

(6) New entry to doubtful or worse categories during 2HFY2002 and disposal thereafter

a. Outstanding amount

	Billions of Yen				
	Mar. 2003	Sep. 2003	Mar. 2004	Sep. 2004	Mar. 2005
Loans in bankrupt/practically bankrupt	1.8	1.2	1.1	0.5	0.2
Doubtful loans	44.3	9.0	2.1	1.0	0.5
Total	46.1	10.2	3.1	1.4	0.7

	Billions of Yen	
	Sep. 2005	Change from Mar. 2005
Loans in bankrupt/practically bankrupt	0.1	-0.1
Doubtful loans	0.5	-0.0
Total	**0.6**	**-0.1**
	(K)	**(L)**

b. Breakdown by disposal methods

	Billions of Yen	
	1HFY2005	
Liquidation	-	
Reconstruction	-	
Financial condition improvement along with reconstruction	-	
Outright sales	0.0	
Direct write-offs	-0.0	
Others	0.1	
Collection/repayment	0.0	
Financial condition improvement	0.1	
Total	**0.1**	**(L)**

c. Quasi final disposal or in the process of final disposal (out of **(K)**)

	Billions of Yen
	1HFY2005
Legal liquidation	0.0
Quasi legal liquidation	-
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	0.1
Entrusted to RCC	-
Total	0.1

(7) New entry to doubtful or worse categories during 1HFY2003

a. Outstanding amount

	Billions of Yen					
	Sep.2003	Mar. 2004	Sep. 2004	Mar. 2005	Sep.2005	Change from Mar. 2005
Loans in bankrupt/practically bankrupt	0.9	0.5	1.7	0.2	0.5	0.3
Doubtful loans	15.8	12.9	7.1	6.8	4.6	-2.1
Total	16.7	13.4	8.8	6.9	**5.1**	**-1.8**
					(M)	**(N)**

b. Breakdown by disposal methods

	Billions of Yen	
	1HFY2005	
Liquidation	0.0	
Reconstruction	1.3	
Financial condition improvement along with reconstruction	0.9	
Outright sales	0.0	
Direct write-offs	-0.9	
Others	0.6	
Collection/repayment	0.4	
Financial condition improvement	0.2	
Total	**1.8**	**(N)**

c. Quasi final disposal or in the process of final disposal (out of **(M)**)

	Billions of Yen
	1HFY2005
Legal liquidation	0.0
Quasi legal liquidation	0.2
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	0.5
Entrusted to RCC	-
Total	0.6

(8) New entry to doubtful or worse categories during 2HFY2003

a. Outstanding amount

	Billions of Yen				
	Mar. 2004	Sep. 2004	Mar. 2005	Sep. 2005	Change from Mar. 2005
Loans in bankrupt/practically bankrupt	2.7	3.9	1.5	1.0	-0.6
Doubtful loans	13.0	8.4	0.4	0.3	-0.1
Total	15.7	12.3	1.9	**1.3**	**-0.7**
				(O)	**(P)**

b. Breakdown by disposal methods

	Billions of Yen	
	1HFY2005	
Liquidation	-	
Reconstruction	-	
Financial condition improvement along with reconstruction	-	
Outright sales	0.0	
Direct write-offs	-0.1	
Others	0.7	
Collection/repayment	0.5	
Financial condition improvement	0.2	
Total	**0.7**	**(P)**

c. Quasi final disposal or in the process of final disposal (out of **(O)**)

	Billions of Yen
	1HFY2005
Legal liquidation	0.0
Quasi legal liquidation	0.2
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	0.1
Entrusted to RCC	-
Total	0.4

(9) New entry to doubtful or worse categories during 1HFY2004

a. Outstanding amount

	Billions of Yen			
	Sep. 2004	Mar. 2005	Sep. 2005	Change from Mar. 2005
Loans in bankrupt/practically bankrupt	1.5	0.9	0.3	-0.6
Doubtful loans	12.8	2.1	1.8	-0.3
Total	14.3	3.0	**2.1**	**-0.9**
			(Q)	**(R)**

b. Breakdown by disposal methods

	Billions of Yen
	1HFY2005
Liquidation	-
Reconstruction	0.0
Financial condition improvement along with reconstruction	-
Outright Sales	0.0
Direct write-offs	0.1
Others	0.9
Collection/repayment	0.5
Financial condition improvement	0.3
Total	**0.9** **(R)**

c. Quasi final disposal or in the process of final disposal (out of **(Q)**)

	Billions of Yen
	1HFY2005
Legal liquidation	0.1
Quasi legal liquidation	-
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	0.1
Entrusted to RCC	-
Total	0.3

(10) New entry to doubtful or worse categories during 2HFY2004

a. Outstanding amount

	Billions of Yen		
	Mar. 2005	Sep. 2005	Change from Mar. 2005
Loans in bankrupt/practically bankrupt	4.7	34.1	29.4
Doubtful loans	65.0	0.6	-64.4
Total	**69.7**	**34.8**	-34.9
		(S)	**(T)**

b. Breakdown by disposal methods

	Billions of Yen
	1HFY2005
Liquidation	-
Reconstruction	0.8
Financial condition improvement along with reconstruction	11.2
Outright Sales	0.0
Direct write-offs	11.4
Others	11.5
Collection/repayment	10.2
Financial condition improvement	1.3
Total	**34.9** **(T)**

c. Quasi final disposal or in the process of final disposal (out of **(S)**)

	Billions of Yen
	1HFY2005
Legal liquidation	0.6
Quasi legal liquidation	-
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	0.2
Entrusted to RCC	-
Total	**0.9**

(11) New entry to doubtful or worse categories during 1HFY2005

a. Outstanding amount

	Billions of Yen	
	Sep. 2005	
Loans in bankrupt/practically bankrupt	1.4	
Doubtful loans	5.1	
Total	**6.4**	(U)

b. Quasi final disposal or in the process of final disposal (out of **(U)**)

	Billions of Yen
	1HFY2005
Legal liquidation	1.0
Quasi legal liquidation	-
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	0.4
Entrusted to RCC	-
Total	1.4

(12) Historical balance of doubtful or worse loans

	Billions of Yen				
	Sep.2000	Mar. 2001	Sep.2001	Mar. 2002	Sep. 2002
Loans in bankrupt/practically bankrupt	112.1	85.4	93.9	47.2	70.1
Doubtful loans	614.7	412.0	361.8	424.4	273.7
Total	726.8	497.5	455.7	471.6	343.8

	Billions of Yen				
	Mar. 2003	Sep. 2003	Mar. 2004	Sep. 2004	Mar. 2005
Loans in bankrupt/practically bankrupt	29.0	25.7	18.7	79.2	15.5
Doubtful loans	176.7	133.6	113.1	47.9	88.1
Total	205.7	159.4	131.8	127.1	103.6

	Billions of Yen	
	Sep. 2005	Change from Mar. 2005
Loans in bankrupt/practically bankrupt	42.2	26.7
Doubtful loans	20.6	-67.5
Total	**62.9**	**-40.7**
	(V)	**(W)**

(V)=(A)+(C)+(E)+(G)+(I)+(K)+(M)+(O)+(Q)+(S)+(U)

(W)=(B)+(D)+(F)+(H)+(J)+(L)+(N)+(P)+(R)+(T)+(U)

11. Loans by industry

After partial direct write-offs

(1) Loans by industry (Non-consolidated)

	Millions of Yen						
	Sep. 2005				Mar. 2005		
	Banking a/c	Trust a/c (*)	Banking + trust a/c	Change from Mar. 2005	Banking a/c	Trust a/c (*)	Banking + trust a/c
Domestic Branches (excluding offshore)	**9,350,986**	**848,987**	**10,199,974**	**710,519**	8,577,159	912,294	9,489,454
Manufacturing	**1,187,466**	**33,149**	**1,220,615**	**-7,782**	1,191,109	37,288	1,228,397
Agriculture	**3,290**	**-**	**3,290**	**559**	2,731	-	2,731
Forestry	**210**	**-**	**210**	**-45**	255	-	255
Fishing	**2,300**	**-**	**2,300**	**-**	2,300	-	2,300
Mining	**6,409**	**166**	**6,576**	**1,729**	4,641	205	4,847
Construction	**143,877**	**22,923**	**166,800**	**-10,035**	150,797	26,038	176,836
Energy and utilities	**135,158**	**64,396**	**199,554**	**5,494**	116,995	77,064	194,059
Communication	**172,634**	**13,245**	**185,880**	**-5,769**	178,060	13,589	191,649
Transportation	**582,613**	**142,025**	**724,639**	**21,768**	545,789	157,080	702,870
Wholesale and retail	**856,944**	**24,266**	**881,210**	**91,112**	764,458	25,639	790,098
Finance and insurance	**2,022,121**	**107,188**	**2,129,309**	**203,342**	1,789,986	135,981	1,925,967
Real estate	**1,247,554**	**62,490**	**1,310,044**	**62,958**	1,165,728	81,357	1,247,086
Various services	**1,411,341**	**28,946**	**1,440,288**	**178,149**	1,228,574	33,563	1,262,138
Others	**1,579,064**	**350,189**	**1,929,254**	**169,038**	1,435,730	324,485	1,760,216
Overseas branches and offshore	**552,913**	**-**	**552,913**	**94,247**	458,666	-	458,666
Total	**9,903,899**	**848,987**	**10,752,887**	**804,766**	9,035,826	912,294	9,948,120

(2) Risk managed loans by industry (Non-consolidated)

	Millions of Yen						
	Sep. 2005				Mar. 2005		
	Banking a/c	Trust a/c (*)	Banking + trust a/c	Change from Mar. 2005	Banking a/c	Trust a/c (*)	Banking + trust a/c
Domestic Branches (excluding offshore)	**124,236**	**14,807**	**139,044**	**-40,717**	162,707	17,054	179,761
Manufacturing	**12,244**	**261**	**12,506**	**-1,783**	13,993	295	14,289
Agriculture	**-**	**-**	**-**	**-**	-	-	-
Forestry	**-**	**-**	**-**	**-**	-	-	-
Fishing	**-**	**-**	**-**	**-**	-	-	-
Mining	**-**	**-**	**-**	**-**	-	-	-
Construction	**18,764**	**1,003**	**19,767**	**-11,902**	30,387	1,282	31,670
Energy and utilities	**-**	**-**	**-**	**-**	-	-	-
Communication	**278**	**-**	**278**	**144**	122	11	133
Transportation	**4,215**	**204**	**4,419**	**-205**	4,390	234	4,625
Wholesale and retail	**2,651**	**1,336**	**3,988**	**-1,513**	4,254	1,247	5,502
Finance and insurance	**439**	**65**	**505**	**-1,431**	1,871	65	1,937
Real estate	**41,080**	**1,773**	**42,854**	**-20,265**	60,009	3,110	63,119
Various services	**34,530**	**4,232**	**38,762**	**-2,316**	36,477	4,601	41,078
Others	**10,031**	**5,930**	**15,962**	**-1,444**	11,201	6,204	17,406
Overseas branches and offshore	**1,768**	**-**	**1,768**	**-1,580**	3,349	-	3,349
Total	**126,004**	**14,807**	**140,812**	**-42,298**	166,056	17,054	183,111

(*) Trust a/c is principal guaranteed trust a/c

12. Overseas loan exposures by borrowers' location (Non-consolidated)

	Millions of Yen				
	Sep. 2005			Mar. 2005	Change from Mar. 2005
	Total	Japanese affiliates	Non-Japanese		
North America	**226,230**	**144,839**	**81,391**	198,317	27,913
Europe	**113,430**	**52,947**	**60,482**	102,015	11,414
Asia	**180,967**	**156,008**	**24,958**	138,406	42,561

13. Reserves for possible loan losses

(1) Banking a/c (Consolidated)

	Millions of Yen				
	Sep. 2005	Mar. 2005	Sep. 2004	Change from Mar. 2005	Change from Sep. 2004
Reserves for possible loan losses	**62,524**	80,806	90,701	-18,281	-28,176
General reserves	**44,642**	44,075	58,659	567	-14,016
Specific loan loss reserves	**17,643**	36,282	31,559	-18,639	-13,915
Reserves for loans to borrowers in specific foreign countries	**238**	448	482	-209	-243

(2) Banking a/c (Non-consolidated)

	Millions of Yen				
	Sep. 2005	Mar. 2005	Sep. 2004	Change from Mar. 2005	Change from Sep. 2004
Reserves for possible loan losses	**56,689**	77,076	87,990	-20,386	-31,300
General reserves	**41,471**	43,390	57,799	-1,919	-16,327
Specific loan loss reserves	**14,979**	33,237	29,709	-18,257	-14,729
Reserves for loans to borrowers in specific foreign countries	**238**	448	482	-209	-243

(3) Principal guaranteed trust a/c (Non-consolidated)

	Millions of Yen				
	Sep. 2005	Mar. 2005	Sep. 2004	Change from Mar. 2005	Change from Sep. 2004
Reserves for loan trust	**5,431**	5,781	6,840	-350	-1,408
Reserves for jointly-operated money trust	**524**	552	563	-27	-38
Total	**5,955**	6,333	7,403	-377	-1,447

14. Balance of major accounts (Banking a/c) (Non-consolidated)

		Millions of Yen				
		Sep. 2005	Mar. 2005	Sep. 2004	Change from Mar. 2005	Change from Sep. 2004
Deposits	(Ending balance)	**9,750,632**	9,095,353	9,017,107	655,279	733,525
	(Average balance)	**9,294,034**	8,741,703	8,631,295	552,330	662,739
Loans	(Ending balance)	**9,903,899**	9,035,826	8,752,611	868,073	1,151,288
	(Average balance)	**9,383,610**	8,694,287	8,556,067	689,323	827,543

<Ending balance of domestic deposits classified by depositors>

	Millions of Yen				
	Sep. 2005	Mar. 2005	Sep. 2004	Change from Mar. 2005	Change from Sep. 2004
Individuals	**6,382,024**	6,222,761	6,085,181	159,262	296,843
Corporates and other organizations	**2,080,892**	1,919,001	2,092,818	161,890	-11,926
Total	**8,462,916**	8,141,763	8,177,999	321,152	284,916

Note: Excluding NCDs and offshore accounts

15. Balance of major accounts (Principal guaranteed trust a/c) (Non-consolidated)

			Millions of Yen				
			Sep. 2005	Mar. 2005	Sep. 2004	Change from Mar. 2005	Change from Sep. 2004
Principal	Jointly operated money trust	Ending balance	**1,102,798**	1,001,548	970,351	101,249	132,446
		Average balance	**1,015,220**	995,789	993,286	19,431	21,933
	Loan trust	Ending balance	**1,004,356**	1,086,639	1,170,881	-82,283	-166,524
		Average balance	**1,044,615**	1,206,779	1,291,303	-162,163	-246,688
	Total	Ending balance	**2,107,154**	2,088,188	2,141,232	18,966	-34,077
		Average balance	**2,059,836**	2,202,568	2,284,590	-142,732	-224,754
Loans	Jointly operated money trust	Ending balance	**174,423**	182,401	186,864	-7,977	-12,440
		Average balance	**178,520**	188,428	190,128	-9,907	-11,607
	Loan trust	Ending balance	**464,465**	553,524	661,428	-89,059	-196,962
		Average balance	**521,606**	691,304	756,348	-169,697	-234,741
	Total	Ending balance	**638,888**	735,925	848,292	-97,036	-209,403
		Average balance	**700,127**	879,733	946,476	-179,605	-246,349

<Ending principal balance classified by customers>

	Millions of Yen				
	Sep. 2005	Mar. 2005	Sep. 2004	Change from Mar. 2005	Change from Sep. 2004
Individuals	**1,327,917**	1,477,625	1,635,067	-149,708	-307,149
Corporates and other organizations	**779,237**	610,562	506,165	168,674	273,072
Total	**2,107,154**	2,088,188	2,141,232	18,966	-34,077

16. Loans and consumer loans to small and mid-sized corporations

(Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

	Percentage points, Millions of Yen				
	Sep. 2005	Mar. 2005	Sep. 2004	Change from Mar. 2005	Change from Sep. 2004
Percentage to total loan balance	**45.2**	45.2	42.4	0.0	2.8
Loan balance	**4,613,512**	4,286,054	3,966,105	327,457	647,406

17. Consumer loans

(Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

	Millions of Yen				
	Sep. 2005	Mar. 2005	Sep. 2004	Change from Mar. 2005	Change from Sep. 2004
Residential mortgage loans	**1,124,434**	1,028,237	911,700	96,196	212,734
Other consumer loans	**515,636**	485,133	447,919	30,503	67,716
Total	**1,640,071**	1,513,371	1,359,619	126,699	280,451

Attention

This document is a translation of a press release that was announced on the Tokyo Stock Exchange, Inc. on November 21, 2005, by The Sumitomo Trust & Banking Co., Ltd. This translation is not to solicit any person to subscribe for or purchase "Non-dilutive Preferred Securities" described below: it is a general public announcement of the establishment of a subsidiary for the issuance of the "Non-dilutive Preferred Securities." The said offering of the "Non-dilutive Preferred Securities." is limited to investors in Japan and not intended to solicit any person outside Japan.

November 21, 2005

Company name:	The Sumitomo Trust & Banking Co., Ltd
Representative:	Yutaka Morita, President & CEO
Code No.:	8403 Tokyo and Osaka Stock Exchange

Establishment of a subsidiary for issuance of Non-dilutive Preferred Securities

The Sumitomo Trust & Banking Co., Ltd. ("Company") hereby announces that the Company held a meeting of its Board of Directors on November 21, 2005 and resolved to establish a wholly owned subsidiary in the Cayman Islands named "STB Preferred Capital 2 (Cayman) Limited" for issuance of preferred securities ("Non-dilutive Preferred Securities.")

The general terms of the Non-dilutive Preferred Securities are as described below and the specific terms and conditions of the issue will be determined at a later date. The issuance of the Non-dilutive Preferred Securities is expected to increase our Tier I capital under the BIS capital adequacy requirements.

(1) Issuer

STB Preferred Capital 2 (Cayman) Limited

(a special purpose company to be newly established under the laws of the Cayman Islands and to be wholly owned by the Company)

(2) Type of security

Japanese Yen denominated non-cumulative perpetual preferred securities

(no right to convert into Company's common share is granted)

(3) Issue Amount

50 billion Japanese Yen (plan)

(4) Dividend Rate

To be determined

(5) Use of proceeds

All proceeds are to be used to strengthen the Company's capital base.

(6) Liquidation preferences

The Non-dilutive Preferred Securities rank, as to rights to liquidation preferences, junior to the subordinated creditors and general creditors of the Company, senior to the Company's common shares, and effectively *pari passu* with the Company's preferred shares.

(7) Method of offering

Private placement

(Nomura Securities Co., Ltd. will underwrite all of the Non-dilutive Preferred Securities at issue price and offer them to qualified institutional investors.)

Note: The issuance is subject to notification and other procedures based on applicable laws and regulations.

• •

For further information, please contact
Koichi Onaka, Head of IR Office, Financial Management Department
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654